2001 ANNUAL REPORT

The Fighting Edge: Leaner. Smarter. Tougher.


WABCO

Wabtec
CORPORATION

WABTEC CORPORATION (www.wabtec.com) is one of North America's largest providers of value-added, technology-based products and services for the rail industry. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles, and builds new switcher and commuter locomotives. Aftermarket products and services represent about 55 percent of sales. Wabtec's mission is to help its customers achieve higher levels of quality, safety and productivity so they can compete more effectively.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Form 10-K filed with the Securities and Exchange Commission lists the factors that could cause actual results to differ materially from the forward-looking statements. In making these forward-looking statements, the company assumes no obligation to update them or advise of changes in the assumptions on which they were based.

On the Cover: Using manufacturing techniques from our Quality and Performance System (see pages 5-11), Wabtec's Jim Coulter (left) and Denny Yezerski assemble a locomotive compressor in our Wilmerding, Pa., facility.

We would like to thank the following additional Wabtec employees for appearing in this year's annual report: Gary Barton, Jeff Glasgow, Steve McFalls, Karla Mitchell, Pete Murden, Carl Tipton, Art Tortorice, Kimberly Watson, Bill Zeravica, Ron Zeravica.

FINANCIAL SUMMARY

(In Thousands, Except Per Share Data)	Adjusted 2001	Adjusted 2000	Adjusted 1999	1998	1997
Net sales	$783,698	$811,178	$844,079	$790,672	$648,019
EBITDA*	101,784	132,422	169,156	147,565	120,841
Net income from continuing operations*	21,065	35,605	60,730	63,752	40,158
Earnings per diluted share from continuing operations*	0.49	0.82	1.37	1.44	0.91
Cash earnings per diluted share from continuing operations*	0.68	1.01	1.57	1.59	1.05
Total debt	241,870	540,197	568,587	573,615	415,441
Shareholders' equity	245,271	196,371	181,878	144,076	65,285
Capital expenditures	20,674	23,173	24,067	39,084	34,446
Depreciation and amortization	33,061	32,416	33,292	30,245	29,255
Gross margin*	26.8%	29.5%	33.2%	31.5%	32.4%
Operating margin*	8.8%	12.3%	16.1%	14.8%	14.1%
Weighted average diluted shares outstanding	43,198	43,382	44,234	44,141	44,200

Prior periods were restated to exclude businesses sold and other businesses that Wabtec decided to exit in 2001. These businesses are classified as discontinued operations. Wabtec's Form 10-K includes a complete discussion of these items.

* Figures exclude charges for merger and restructuring (1999-2001), asset writedowns (2001), severance costs (2001), a legal settlement (2000), and the termination of an Employee Stock Ownership Plan (2000). Also excluded are gains from asset sales (2000-01) and tax credits (2001). Wabtec's Form 10-K includes a complete discussion of these items. Cash earnings are calculated as income before extraordinary item plus the after-tax effect of amortization.

EBITDA*
(in Millions)


$121
$148
$169
$132
$102
1997 1998 1999 2000 2001

DEBT
(in Millions)


$415
$574
$569
$540
$242
1997 1998 1999 2000 2001

SHAREHOLDERS' EQUITY
(in Millions)


$65
$144
$182
$196
$245
1997 1998 1999 2000 2001

Fellow Shareholders

A year ago in this space, we wrote about the evolution of Wabtec and pledged to continue shaping the company into a world-class enterprise, one step at a time. But in 2001, we took some quantum leaps.

Perhaps this is most apparent when looking at Wabtec from a financial viewpoint. Earnings from continuing operations were lower than the prior year, as the worsening slump in the freight railroad supply industry and the downturn in the U.S. economy more than offset another record year for our transit business. Nonetheless, we met most of our other financial commitments. During 2001, we de-leveraged the company significantly by reducing debt by $298 million, equivalent to nearly $7 per share. About one-third, or $111 million, of this debt reduction came from operations — exceeding our target by 11 percent. Because Wabtec remained profitable, generated cash and reduced debt, even as weakening conditions in the freight rail supply industry produced two public-company bankruptcies, our stock finished the year 5 percent higher, while the overall market declined.

We completed several major strategic actions in 2001. Most notably, we sold a portfolio of locomotive aftermarket assets to GE Transportation Systems for $240 million in pre-tax cash, with the proceeds used to reduce debt. This transaction strengthened our strategic focus on providing proprietary original equipment products and then servicing these products in the aftermarket, rather than competing with certain customers in their aftermarket. In line with this strategy, the sale paved the way to substantial new business opportunities with key locomotive customers.

Operationally, we made significant progress in our journey to make Wabtec a lean-thinking corporation, especially through our Quality and Performance System (QPS). We trained all employees in QPS principles and held our second annual QPS Summit for all manufacturing managers. Corporate-wide, we instituted a set of common productivity and quality measures to track, for example, how many days' worth of inventory is in stock at each plant. By year-end, we had shaved 13 days off the corporate average, proving that what gets measured, gets done. We also improved corporate-wide productivity, as evidenced by a 13 percent reduction in employment compared to a sales decrease of only 3 percent.

We've highlighted three QPS success stories in the section that begins on page 5, but here are some others:

- We reduced inventory by $31 million, in part by using a management tool we call Priority Deployment. This tool focuses all employees on achieving annual breakthrough objectives that support our longer-term, strategic goals.
- In our locomotive plant in Boise, we reorganized our engine rebuild line into a one-piece-flow operation and reduced production time by more than 25 percent.
- Using a process called Single-Minute Exchange of Dies, our bus door plant in Chicago reduced changeover time in its machining centers from 75 minutes to seven.
- Our rubber plant in the Pittsburgh area devised a way to trim gaskets automatically during molding, resulting in an annual cost savings of $1 million.

- Every Wabtec plant began Total Productive Maintenance, a technique that improves equipment performance by establishing daily, visually controlled maintenance steps that can be completed by the machine's operator in minutes. This program extends the life of our equipment and improves its efficiency, and is one reason we can maintain capital spending at about two-thirds of depreciation and amortization without affecting future growth potential.

We accomplished these financial, strategic and operational breakthroughs during a year in which the freight rail supply industry continued to weaken. This gives us confidence in Wabtec's ability to leverage our gains when this market rebounds.

To further ensure that Wabtec is positioned to benefit from a stronger market, we have developed a four-point strategic plan to build our business. First, we want to become a true Tier I supplier to manufacturers of original equipment. Second, we plan to expand globally. Third, we are accelerating new product development. And fourth, we will become a world-class, lean-thinking corporation.

Why become a Tier I supplier? Because our customers want us to, and because our company-wide product capabilities will enable us to. To achieve this goal, we must focus on integrating our electrical, pneumatic and mechanical technologies across business units. In doing so, we will have few, if any, competitors to challenge the breadth and depth of our product line, and we will be adding more high-value products to our mix. Today, we are actively pursuing projects that fit this model.

DURING 2001, WE DE-LEVERAGED THE COMPANY BY REDUCING DEBT BY $298 MILLION, COMPLETED SEVERAL MAJOR STRATEGIC ACTIONS AND MADE SIGNIFICANT PROGRESS IN OUR JOURNEY TO MAKE WABTEC A LEAN-THINKING CORPORATION.



BILL KASSLING (LEFT) AND GREG DAVIES

To expand globally, we will look at a combination of internal and external growth opportunities. Internally, we seek new markets for our existing products, such as our contract to supply electronic event recorders in the U.K., and we will develop new or modified products to fit specific markets. We also explore opportunities to form alliances, such as our joint venture in China to build bus doors, and we will pursue acquisitions that fit our strict investment criteria. We are confident that these efforts will help us to continue to grow non-NAFTA revenues from about 15 percent of sales to at least 20 percent in three years, compared to less than 5 percent when we went public in 1995.

Similarly, we expect new products to fuel future growth, so we have accelerated the development of practical, incremental products that can help our customers today. In 2001, we rolled out a new Product Development System to ensure higher quality at product launch and to improve efficiency when we pursue large opportunities that require the resources of multiple business units. This system will help us to get the most from our R&D dollars by instilling discipline, standard work and a focus on the highest-return projects.

We are, for example, particularly excited about our ramp car, a new system for intermodal transportation that saves fuel, capital costs and labor. The ramp car will help railroads work cooperatively with trucking companies to offer scheduled trailer service for 300-to-1,000 mile runs, a $100 billion segment of the intercity transportation market.

Finally, we will continue to be relentless in pursuit of lean principles, as we sharpen the fighting edge that makes us leaner, smarter and tougher. At Wabtec, we define that edge by lean thinking: the never-ending drive to eliminate waste. When applied, lean thinking pervades every activity of every person working at the company, as we continuously ask them to perform their jobs better today than they did yesterday. Why be lean? Because we need to be focused always on delivering better safety, quality, delivery, cost and performance so our customers can be more competitive, and so our shareholders and employees can remain fiercely loyal to Wabtec.

We will continue to face very challenging conditions in certain markets in 2002, particularly the new locomotive and new freight car segments, where industry delivery rates could be 40 percent lower than in 2001. We expect our transit business, however, to remain strong, and we will also benefit from significantly lower interest expense due to our lower debt level.

As we face these challenges and opportunities, our commitment to you is the same: We will attack our markets and our internal improvement programs with passion and purpose, as we strive to build our company into a world-class enterprise — one step at a time and, occasionally, by quantum leaps.

In closing, we want to thank two directors who retired from Wabtec's board in 2001, Gil Carmichael and Jim Huntington Jr. For many years, they represented our shareholders' interests with energy and insight. We also thank you for your continued support and your investment in Wabtec.

WILLIAM E. KASSLING
CHAIRMAN OF THE BOARD

GREGORY T. H. DAVIES
PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Fighting Edge: Leaner. Smarter. Tougher.

TO BE SUCCESSFUL IN TODAY'S CHALLENGING MARKET, AND TO POSITION WABTEC TO PROSPER IN THE FUTURE, WE NEED TO IMPROVE OUR BUSINESS AND MANUFACTURING PROCESSES EVERY SINGLE DAY. WE NEED TO SHARPEN THE FIGHTING EDGE THAT MAKES US LEANER, SMARTER AND TOUGHER. AT WABTEC, THAT EDGE IS DEFINED BY LEAN THINKING—THE NEVER-ENDING DRIVE TO ELIMINATE WASTE.

WE APPLY LEAN THINKING THROUGH OUR QUALITY AND PERFORMANCE SYSTEM (QPS), WHICH HELPS US MEET CUSTOMER EXPECTATIONS, GET THE MOST OUT OF OUR ASSETS, AND GENERATE INCREASED PROFITS AND CASH FLOW. WE DRIVE QPS THROUGHOUT THE COMPANY USING A THREE-STEP APPROACH: VALUE STREAM MAPPING, TRAINING AND KAIZEN.

LEANER: Value Stream Mapping leads the way to lean. We use this paper-and-pencil exercise to illustrate every step in the flow of information and materials, and to clearly identify duplicate efforts, unnecessary tasks and bottlenecks. The map then helps us to determine the ideal future state of the process. Value Stream Mapping is where we get leaner.

SMARTER: We attack waste by learning and applying the best QPS tools to solve the problems at hand. Training modules exist for tools such as Standard Work, which documents the best-known way to complete a task to achieve consistent, quality output. Training helps us work smarter.

TOUGHER: Once we've identified possible solutions, our bias toward action takes over. At Kaizen events, we take the process apart and literally move machines and people to make it better, while improving the safety and quality of work life for employees. The new process then becomes the standard, until we discover other improvements, again and again. Kaizen makes Wabtec tougher.


KIT @ SUPPLIER
Inventory Box
ELIMINATE BATCH PROCESSING
Load Leveling
Move By Forklift
TOO MANY INVENTORY POINTS!
Inventory Box
Weekly Schedule
Inventory Box
Push Arrow
Kanban Post
Physical Pull
Go See Production Scheduling
Manufacturing
Quality
ADD 1 Pc. Flow
Forklift

Meeting Customer Expectations

NORTH AMERICAN RAILROADS WORK HARDER THAN EVER TODAY TO IMPROVE THE PRODUCTIVITY OF THEIR EQUIPMENT TO GAIN MARKET SHARE AND REDUCE COSTS. THAT MEANS MORE DEMANDS ON SUPPLIERS LIKE WABTEC. QPS PROVIDES US WITH EFFECTIVE TECHNIQUES TO HELP OUR CUSTOMERS MEET THEIR GOALS, WHILE SIMULTANEOUSLY IMPROVING OUR OWN OPERATIONS.

Locomotive air brake valves, which control the compressed air used to stop a train, must be re-qualified every three years to meet the Association of American Railroads' standards. WABCO Locomotive Products performs this required "clean, oil and test" procedure for railroad customers. To help those customers meet increasing demands on their fleets, WABCO Locomotive Products used Value Stream Mapping to service valves faster.

The map showed a detailed flow of material and information, and revealed that the used valves were received, cleaned, reconditioned and returned to the customer in a batch-processing fashion by valve type. During the 10-day process, the valves were often sitting, waiting and being moved around.

"When we put the process on paper, we immediately saw many opportunities to reduce the turnaround time by increasing communication, improving inventory management and streamlining production," said Bill Zeravica, operations manager for WABCO Locomotive Products.

First, the QPS team determined the number of reconditioned valves the railroad service centers need each day. Through daily communication with these locations, WABCO Locomotive Products now replenishes only what is needed. Also, the customers now ship smaller quantities of used valves to us several times per week, instead of large batches a few times a month. This process ensures a more predictable flow of material and is closer to our goal of Just-In-Time.

Inside our plant, batch processing gave way to one-piece-flow manufacturing. One person rebuilds and tests many different types of valves instead of just one or two. This required significant changes to the shop floor, as well as cross training of the operators involved, creating a more flexible system.

These changes improved turnaround time by 80 percent. But, in the spirit of continuous improvement, we plan to incorporate point-of-use, electronic inventory management software, provided by Wabtec Transportation Technologies, to make the process even better.



A Kaizen team used pencil and paper to map a new process for servicing brake valves.



Increasing Productivity

ACHIEVING MORE WITH LESS IS A MAJOR BENEFIT OF LEAN THINKING. SO WHEN OUR U.K.-BASED UNIT, WABTEC RAIL, WAS AWARDED A CONTRACT TO MANUFACTURE SPECIALTY, MAINTENANCE-OF-WAY RAIL VEHICLES ON A TIGHT DELIVERY SCHEDULE AND WITH BELOW-AVERAGE PROFITABILITY, WE OPENED THE QPS TOOLBOX. BY YEAR-END, THESE TECHNIQUES HAD HELPED THE COMPANY SUCCESSFULLY INCREASE PRODUCTION CAPACITY AND LOWER COSTS WITH VIRTUALLY NO INVESTMENT.

Early in 2001, Wabtec Rail received an order to build 190 high-output ballast system (HOBS) maintenance-of-way units for Railtrack, which owns the rail infrastructure in the U.K. These state-of-the-art vehicles would support the construction of a new high-speed Channel Tunnel rail link from the south coast of England to London.

"Railtrack recognized our innovative vehicle design was uniquely suited to their demanding construction program," said Wabtec Rail's Managing Director John Meehan. "But the aggressive delivery schedule meant we had to substantially expedite our production. QPS helped us achieve an unprecedented level of productivity."

A Value Stream Map identified the need to balance the flow of work among the electrical wiring, door-operating system and air brake assembly areas. Detailed sub-assembly work was moved off the main production line, then further streamlined. This eliminated bottlenecks and reduced overall production time by 30 percent by allowing many tasks to be conducted simultaneously in controlled, more-efficient work cells, with the required tools and materials close by.

Lean thinking also produced simple solutions, such as when the QPS team determined the number of screws required to attach exterior lighting boxes could be reduced by 60 percent—without compromising the design specifications.

Lean thinking helped us to speed production of specialty, maintenance-of-way vehicles.


RAILTRACK

QPS enabled Wabtec Rail to reduce labor and related costs by 15 percent and expand capacity by more than 50 percent with virtually no capital expenditures. Wabtec Rail delivered the vehicles on time, and the contract actually generated an operating profit near the corporate average.

Railtrack's Project Director, Mike Hames, said, "We had to set a tight delivery schedule for the HOBS vehicles because they were critical to fulfilling Railtrack's commitments. I am delighted Wabtec Rail rose to the challenge by delivering on time, meeting our demanding quality requirements and staying within budget."



Generating Cash

IF AT FIRST YOU SUCCEED, TRY, TRY AGAIN... AND AGAIN. THAT'S THE ESSENCE OF CONTINUOUS IMPROVEMENT, AND WABTEC'S TRANSIT PRODUCTS PLANT IN SPARTANBURG, S.C., EMBRACES THIS PHILOSOPHY. IN THE PAST FIVE YEARS, THE PLANT HAS HELD MORE THAN 50 KAIZENS AND DOCUMENTED QUANTIFIABLE IMPROVEMENTS EACH TIME. BUT IN 2001, A QPS TEAM DUG INTO THE TREAD BRAKE MANUFACTURING LINE AND HIT PAYDIRT.

In the transit business, there's no such thing as one size fits all, because each transit authority writes its own vehicle specifications. Suppliers must be willing to handle small production runs and to carry large varieties of raw materials.

For example, Spartanburg builds up to 25 different styles of tread brakes, a key component in a transit car's braking system. Some of the raw materials are common to each style; others are unique to certain styles. As orders fluctuate, the plant has often found itself with too much inventory of some materials, and not enough inventory of others.

"We had already held at least seven Kaizen events for this product line, so productivity was improving, but this time we were really looking to make a step-function improvement," said John Meister, executive vice president of the Transit Group.

A five-person QPS team recommended the solutions. First, create a "U-shaped" work cell to assemble the tread brakes. Then, locate the cell next to the equipment that machines all of the components required to make a tread brake. By doing so, operators became more focused on finishing only the required number of castings, and on increasing the productivity of the entire system. For example, modifications to the equipment's tooling and fixturing reduced machining time by 40 percent.

The team's next recommendation was to reorganize storage of tread brake parts. Common parts were placed in color-coded bins in the work cell, in the sequence in which they would be needed for assembly. Non-common parts were stocked together in one location, also in sequence. As a result, the plant cut its inventory of common parts in half, and it now takes 30 minutes to pull a kit of parts, rather than four hours.

These and other improvements, helped Spartanburg improve cash flow and working capital during 2001, even as sales grew 20 percent. Producing cash from working capital when sales are growing is a significant success and a testament to the plant's determination to try, try again.



We have made continuous improvements in building tread brakes (left) and current collectors.

Freight Group

NET SALES
(in Millions)


$458
$579
$606
$533
$490
1997
1998
1999
2000
2001

2001 RESULTS

SALES DECREASED 8 PERCENT, AS INDUSTRY DELIVERIES OF NEW FREIGHT CARS AND LOCOMOTIVES DROPPED SIGNIFICANTLY. IN ADDITION, THE SLOWING U.S. ECONOMY HAD A NEGATIVE IMPACT ON RAILROAD CARLOADINGS, DOWN ABOUT 1 PERCENT. AS A RESULT, RAILROADS CONTINUED TO PARK SURPLUS EQUIPMENT AND REDUCE AFTERMARKET PURCHASES.

2001 HIGHLIGHTS

The group offset the North American market slowdown by growing international sales, including $21 million contract in U.K. (see page 8)... In Australia, supplied braking equipment on more than 500 iron ore cars and sold PowerLink Distributed Power system for coal line...Received orders for radiators in Australia, Spain, Israel, the U.K. and India... Supplied reconfigured air brake for production of locomotives by KOROS in Korea...Sold first locomotive electronics system (QES 1000) in Brazil and received $6 million order from U.K.-based Angel Trains for 1,200 event recorders to convert existing fleet...Awarded $1.2 million contract from the U.K.'s Brush Traction for five remanufactured engines, with option for additional 15.

Innovative ramp car, a new system for intermodal transportation, received regulatory and government approvals, and is expected to be placed in revenue service in 2002, offering railroads an opportunity to increase market share...Railroad Friction Products Corporation renewed a three-year, $12 million contract with Amtrak for disc pads and brake shoes; and obtained AAR approval for its Low Friction shoe, which offers significant savings and improved safety for customers... Penetrated new markets by selling generator-set radiators for peak-shaving power plant in California; a radiator/charge air cooler package for emissions-certified transit buses; and mechanically bonded radiators and oil coolers for large mining equipment.

Expanded electronics business in service centers...Developed a generator-powered, end-of-train device to replace battery-powered units, and sold 200 sets to Union Pacific...Joined with CSX to develop the Engine Run Manager, an innovative control system that reduces locomotive emissions and fuel consumption while the engine idles... Began work on $80 million contract to build 26 new commuter locomotives for Metra, with units to be delivered during next two years. Locomotives will be compliant with Tier I emissions standards.

Transit Group

NET SALES
(in Millions)


$190
$212
$238
$278
$293
1997 1998 1999 2000 2001

2001 RESULTS

SALES INCREASED 5 PERCENT, THE EIGHTH CONSECUTIVE YEAR THE GROUP GENERATED HIGHER SALES. THE INCREASE WAS PRIMARILY DUE TO STRONG DELIVERIES OF COMPONENTS FOR NEW YORK CITY SUBWAY CARS.

2001 HIGHLIGHTS

Continued to serve as major components supplier for New York City's new subway cars, being built by Bombardier and Kawasaki...Supplied components for 700 new subway cars placed in service during the year, and booked additional components sales of $60 million for another 470 cars, including door operating equipment and controls/panels, brakes, couplers and current collectors...Began revenue-testing of brake and door equipment for new Communications-Based Train Control vehicles on New York City's Canarsie Line.

Reorganized door business to create market-focused centers of excellence in Montreal (rail) and Chicago (bus)...Awarded $15 million order from Sumitomo Corporation of America for 300 sets of door operating and control equipment, brakes and couplers for installation on new Metra commuter cars...Bought Milufab, a rail door panel manufacturer, to become a complete door-systems supplier...Awarded order to supply doors for 28 new light-rail vehicles in Pittsburgh.

Delivered 500 sets of bus doors to Irisbus for installation on new buses in Rome...Delivered first production units of electric door actuators for school buses for AmTran, a division of Navistar International, and first production units of CLASS (Contact-Less Acoustic Sensing System) doors for transit buses for Orange County Transportation Authority... Established joint venture in China with Jiangsu Jinhu Automobile Parts Company to manufacture and market bus door equipment for the Chinese market.

Awarded contract to supply new, chilled-water air conditioning system, which uses less freon than conventional systems, to Wales & Borders Railway...Developing low-profile, roof-mounted HVAC unit with advanced controls, as part of qualification process for upcoming New York City order.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands)	2001	Adjusted 2000	Reported 2000
Assets			
Current Assets			
Cash	$ 53,949	$ 5,721	$ 6,071
Receivables	106,527	149,733	194,379
Inventories	104,930	135,516	202,828
Other current assets	30,288	42,498	44,277
Total Current Assets	295,694	333,468	447,555
Property, plant and equipment, net	167,695	176,905	214,645
Intangibles and other assets	266,563	265,923	321,847
Total Assets	$729,952	$776,296	$984,047
Liabilities and Shareholders' Equity			
Current liabilities, excluding debt	$185,439	$158,499	$189,905
Total debt, including current portion	241,870	540,197	540,197
Other liabilities	57,372	47,624	57,574
Shareholders' equity	245,271	29,976	196,371
Total Liabilities and Shareholders' Equity	$729,952	$776,296	$984,047

The adjusted 2000 column represents the removal of discontinued operations.

The company strengthened its balance sheet substantially in 2001, primarily by reducing debt by $298 million. Wabtec achieved this debt reduction through a combination of cash flow from operations, about $111 million, and the sale of assets to GE Transportation Systems for $240 million in pre-tax cash. In 2002, the company expects to continue to generate positive cash flow for debt reduction, stock repurchases and/or acquisitions.

Excluding the discontinued operations, in 2001 the company reduced RECEIVABLES, net of payables, by $47 million and INVENTORIES by $31 million, as the company implemented focused plans to reduce working capital.

TOTAL ASSETS decreased $46 million, excluding the discontinued operations.

As previously discussed, TOTAL DEBT decreased $298 million. As a result, the company's debt-to-equity ratio at the end of the year was 50 percent, compared to 73 percent at the end of 2000.

SHAREHOLDERS' EQUITY increased 25 percent, through debt reduction and the company's earnings.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)	Adjusted 2001	Reported 2001	Adjusted 2000	Reported 2000	Adjusted 1999	Reported 1999
Net Sales	$ 783,698	$ 783,698	$ 811,178	$ 811,178	$ 844,079	$ 844,079
Cost of sales	(573,772)	(573,772)	(571,503)	(575,516)	(563,960)	(569,169)
Gross Profit	209,926	209,926	239,675	235,682	280,119	274,910
Selling, general and administrative expenses	(95,034)	(96,723)	(94,757)	(94,757)	(96,082)	(96,082)
Merger and restructuring charges	—	(3,723)	—	(18,202)	—	(42,903)
Engineering expenses	(33,156)	(33,156)	(32,297)	(32,297)	(34,414)	(34,414)
Asset writedowns	—	(9,253)	—	—	—	—
Amortization expense	(13,013)	(13,013)	(12,615)	(12,615)	(13,759)	(13,759)
Total Operating Expenses	(141,203)	(155,868)	(139,669)	(157,871)	(144,255)	(187,158)
Income From Operations	68,723	54,058	100,006	77,791	135,864	87,752
Other income and expenses						
Interest expense	(33,501)	(33,501)	(43,649)	(43,649)	(41,990)	(41,990)
Other income (expense), net	(2,815)	(2,130)	(724)	3,776	428	428
Income from continuing operations before income taxes and extraordinary item	32,407	18,427	55,633	37,918	94,302	46,190
Income tax expense	(11,342)	(4,465)	(20,028)	(18,718)	(33,572)	(21,687)
Income from continuing operations before extraordinary item	21,065	13,962	35,605	19,200	60,730	24,503
Discontinued operations						
Income from discontinued operations, net of tax	6,360	6,360	6,193	6,193	13,439	13,439
Gain on sale of discontinued operations, net of tax	41,458	41,458	—	—	—	—
Total discontinued operations	47,818	47,818	6,193	6,193	13,439	13,439
Income before extraordinary item	68,883	61,780	41,798	25,393	74,169	37,942
Extraordinary loss on extinguishment of debt, net of tax	—	—	—	—	(469)	(1,319)
Net Income	$ 68,883	$ 61,780	$ 41,798	$ 25,393	$ 73,700	$ 36,623
Earnings Per Diluted Share						
Income from continuing operations before extraordinary item	$ 0.49	$ 0.32	$ 0.82	$ 0.45	$ 1.37	$ 0.55
Income from discontinued operations	1.11	1.11	0.14	0.14	0.31	0.31
Extraordinary item	—	—	—	—	(0.01)	(0.03)
Net Income	$ 1.60	$ 1.43	$ 0.96	$ 0.59	$ 1.67	$ 0.83

Prior periods were restated to exclude businesses sold and other businesses that Wabtec decided to exit in 2001. These businesses are classified as discontinued operations. Wabtec's Form 10-K includes a complete discussion of these items.

In 2001, the company's adjusted earnings from continuing operations decreased, primarily due to lower sales volumes, an unfavorable product mix and pricing pressures, which more than offset lower interest expense.

NET SALES decreased 3 percent, as lower sales in the Freight Group offset higher sales in the Transit Group (see pages 12-13).

ADJUSTED GROSS PROFIT decreased 12 percent, and the company's adjusted gross margin was 26.8 percent in 2001, compared to 29.5 percent in 2000. The decreases were due to lower sales, an unfavorable product mix and pricing pressures.

ADJUSTED OPERATING EXPENSES increased only 1 percent, as the company continued to focus on cost reduction programs, which helped to offset a 3 percent increase in engineering expenses for new product development.

ADJUSTED INCOME FROM OPERATIONS decreased 31 percent for the reasons mentioned previously.

As a result of the company's debt reduction throughout the year, INTEREST EXPENSE decreased 23 percent in 2001. ADJUSTED INCOME TAX EXPENSE was recorded at a rate of 35 percent in 2001 and 36 percent in 2000. For the reasons discussed previously, ADJUSTED INCOME FROM CONTINUING OPERATIONS decreased 41 percent.

The company had INCOME FROM DISCONTINUED OPERATIONS of $47.8 million in 2001, primarily due to a gain of $48.7 million on the asset sale to GE Transportation Systems.

NET INCOME was 65 percent higher in 2001, primarily due to the asset sale.

ADJUSTED EARNINGS PER DILUTED SHARE FROM CONTINUING OPERATIONS were 40 percent lower for the reasons mentioned previously.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	2001	2000	1999
Reported net income	$ 61,780	$ 25,393	$ 36,623
Depreciation and amortization	33,061	32,416	33,292
Discontinued operations	(49,031)	(11,329)	7,233
Asset writedowns, including deferred tax asset	2,975	7,955	9,122
Other	681	46	14,304
Changes in operating assets and liabilities	69,631	5,733	(23,185)
Cash provided by operating activities	119,097	60,214	77,389
Capital expenditures	(20,674)	(23,173)	(24,067)
Acquisitions of businesses, net of cash acquired	(3,730)	(650)	(14,472)
Cash received from asset sales	245,020	5,500	—
Other investing activities	6,797	(3,162)	(27,832)
Cash provided by (used for) investing activities	227,413	(21,485)	(66,371)
Changes in debt	298,280	(28,390)	(5,028)
(Purchase of) proceeds from treasury stock, net of proceeds from the issuance of stock under stock-based benefit plans	2,774	(7,924)	(5,719)
Cash dividends	(1,681)	(1,695)	(986)
Cash used for financing activities	(297,187)	(38,009)	(11,733)
Effect of changes in currency exchange rates	(1,445)	(1,705)	(1,212)
Increase (decrease) in cash	47,878	(985)	(1,927)
Cash at beginning of year	6,071	7,056	8,983
Cash at end of year	$ 53,949	$ 6,071	$ 7,056

Prior periods were restated to exclude businesses sold and other businesses that Wabtec decided to exit in 2001. These businesses are classified as discontinued operations. Wabtec's Form 10-K includes a complete discussion of these items.

CASH PROVIDED BY OPERATIONS doubled to $119 million in 2001, primarily due to lower receivables and inventories, as the company focused on reducing working capital during the year.

CASH PROVIDED BY INVESTING ACTIVITIES was $227 million, compared to a use of cash of $22 million in 2000. Most of this cash in 2001 was provided by the sale of assets to GE Transportation Systems for $240 million in pre-tax proceeds. In addition, capital expenditures continue to be significantly less than depreciation and amortization as a result of our Quality and Performance System (QPS) efforts.

CASH USED FOR FINANCING ACTIVITIES was $297 million, as the company used the proceeds from the GE asset sale, as well as operating cash flow, to reduce debt. The company had a CASH BALANCE at year-end of $54 million, a majority of which was used in the first quarter of 2002 to pay taxes on the gain from the GE asset sale.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-13782

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	25-1615902 (IRS Employer Identification No.)
1001 Air Brake Avenue Wilmerding, Pennsylvania 15148 (Address of principal executive offices, including zip code)	(412) 825-1000 (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ____.

As of March 27, 2002, 43,288,935 shares of Common Stock of the registrant were issued and outstanding. The registrant estimates that as of this date, the aggregate market value of the voting shares held by non-affiliates of the registrant was approximately $488.4 million based on the closing price on the New York Stock Exchange for such stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the registrant's Annual Meeting of Stockholders to be held on May 22, 2002 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Westinghouse Air Brake Technologies Corporation does business as Wabtec Corporation. All references to "we", "our", "us", the "Company" and "Wabtec" refer to Westinghouse Air Brake Technologies Corporation, a Delaware corporation, and its subsidiaries. The Company was formed from the November 1999 merger of Westinghouse Air Brake Company ("WABCO") and MotivePower Industries, Inc. ("MotivePower"). WABCO has its origin in a business founded by George Westinghouse in 1869. The 1999 merger was accounted for as a "pooling-of-interests." Accordingly, prior period consolidated financial statements have been restated giving effect to this transaction as if it had occurred as of the beginning of the earliest period presented. The discussions that follow are based on the combined companies for each year.

In November 2001, Wabtec sold certain assets to GE Transportation Systems (GETS) for $240 million in cash. The assets sold primarily included locomotive aftermarket products and services for which Wabtec is not the original equipment manufacturer. All of these assets had been part of MotivePower. The results for these businesses, along with other businesses that the Company has decided to exit, are classified as discontinued operations throughout this report. Prior period results were restated for the discontinued operations.

Wabtec is one of North America's largest providers of value-added, technology-based equipment and services for the rail industry. The Company's products can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. The Company is based in Wilmerding, Pa., and has 4,436 full time employees at facilities throughout North America and around the world.

The Company believes that it maintains a market share of 50% or more in North America for its primary braking-related equipment, and significant market shares in North America for its other principal products. Wabtec also sells products in Europe, Africa, Australia, South America and Asia. The Company's products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, include the following: air brakes, electronic controls and monitors, cooling equipment, switcher and commuter locomotives, couplers, door controls and draft gears. The Company aggressively pursues technological advances for both new product development and product enhancements.

Management and insiders of the Company own approximately 23% of Wabtec's outstanding shares, with the remaining shares held by investment companies and individuals. Executive management incentives are designed to align management interests with those of outside shareholders by focusing on cash flow generation and working capital reduction.

Industry Overview

The Company provides products and services primarily for the global freight rail and passenger transit industries, with about 50 percent of its sales to the aftermarket. About 85 percent of the Company's sales are in North America. The Company's primary customers are freight and passenger railroads, and manufacturers of transportation vehicles such as locomotives, freight cars, subway cars and buses. As such, the Company's operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry. Rail traffic, in terms of both freight and passengers, is a key factor underlying the demand for the Company's products, particularly in the aftermarket. Government investment in public rail transportation also plays a significant role. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which has resulted in the purchase of new, more-efficient equipment.

In 2001, U.S. freight railroads faced difficult market conditions due to the slowdown in the U.S. economy. Revenue ton-miles (a main indicator of rail activity; defined as weight times distance traveled by Class I railroads), increased only about 1 percent and car loadings decreased about 1 percent compared to 2000. The average capacity per car continues to increase, so that more weight can be carried in each car. In response to these difficult market conditions, railroads reduced purchases of new locomotives and freight cars, and continued low maintenance spending on their existing fleets. These actions reduced demand for the Company's products and services, particularly in its higher-margin businesses. The Company expects that railroads will return to a more typical pattern of maintenance spending when the level of activity in the industry begins to show consistent increases, as the U.S. economy strengthens.

Currently, the active locomotive fleet in the North American market numbers approximately 33,000 units, including heavy-haul freight locomotives, commuter locomotives and lower-horsepower, short-haul and terminal locomotives. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually, but railroads have exceeded this figure in recent years, as the introduction of new technologies has enabled the railroads to purchase more-efficient and more-powerful locomotives to increase productivity. Many of the Company's products help to provide this greater productivity. In 2001, deliveries of new, heavy-haul locomotives were 1,085, down from 1,397 in 2000. In 2002, the Company expects the industry to deliver about 700 new locomotives, as railroads reduce capital spending. The Company expects new locomotive purchases to rise slowly above this level during the next several years.

Currently, the active freight car fleet in North America numbers approximately 1.3 million. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In 2001, new freight car deliveries were 34,247, compared to 55,821 in 2000. The Company expects the industry to deliver about 20,000 new freight cars in 2002, well below the average delivery rate of the past 10 years and below what the Company believes is normal replacement demand of about 40,000 units. The Company believes that the delivery rate for the next several years will increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase efficiency and productivity.

The Company believes that its products and services offer railroads the ability to reduce costs and increase productivity to meet their efficiency goals. However, the Company operates in a highly competitive environment, and there can be no assurance that increased rail traffic, higher fleet utilization, or other economically favorable industry conditions will benefit the Company.

Demand for passenger transit original equipment and aftermarket products is driven by the replacement, building and/or expansion programs of transit authorities. These programs are funded in part by federal and state government programs, such as TEA-21 (Intermodal Surface Transportation and Efficiency Act), which is expected to provide up to $42 billion nationally, subject to appropriations for transit-related infrastructure through 2003. Increased funding by federal and state governments under TEA-21 has resulted in strong demand for new passenger transit vehicles. The average delivery rate for new transit vehicles in the past 10 years was about 500 units annually. In 2001, the industry delivered 1,072 new rail transit vehicles, compared to 679 in 2000. In 2002, the Company expects deliveries to be about 1,230 units. These high delivery rates primarily reflect increased orders placed by the Metropolitan Transportation Authority of New York City. The primary New York City contract will be completed by 2003, but a follow-on order is expected to be placed in 2002. As such, the Company expects the transit delivery rate to be in the range of 600-800 units for the next several years.

Business Segments and Products

Approximately 50% of net sales in 2001 were directly to Original Equipment Manufacturers (OEMs) of locomotives, railway freight cars and passenger transit vehicles. We believe that our substantial installed base of OEM products is a significant competitive advantage for providing products and services to the aftermarket because end-users often look to purchase safety and performance-related replacement parts from the OEM. The balance of the sales were derived from the sale of aftermarket replacement parts, repair services and overhaul work purchased by operators of rail vehicles such as railroads, transit authorities, utilities and leasing companies (collectively, "end users" or the "aftermarket").

We provide products and services through two principal business segments, the Freight Group and the Transit Group.

Freight Group — Includes components for new and existing freight cars and locomotives. Revenues are derived principally from OEM and aftermarket sales, including repairs and services. Revenues from these products, as a percentage of total net sales, were 63%, 66%, and 72% in 2001, 2000 and 1999, respectively.

All of the assets sold to GETS were part of the Freight Group.

Specific product lines within the Freight Group are:

- *Freight Car Products and Services* — We manufacture, sell and service air brake equipment, draft gears, hand brakes and slack adjusters, and composite brake shoes, blocks and pads, for the OEM freight car market and for the aftermarket in the form of parts and repair services. Net sales per typical freight car can vary considerably based upon the type and purpose of the freight platform, with articulated or intermodal cars generally having the highest Wabtec product content. The Company's traditional freight products include the ABDX Freight Brake Valve, the Mark Series draft gears, hand brakes and slack adjusters, and SAC-1™ Articulated Coupler.

- *Locomotive Products and Services* — We manufacture, sell and service air brake equipment, cooling equipment, gearing, compressors, air dryers, slack adjusters, brake cylinders, and monitoring and control equipment for the locomotive OEM and aftermarket.

We also manufacture switcher and commuter locomotives and provide maintenance support for these locomotives. The Locomotive product line also includes manufacturing and distribution of replacement, new and remanufactured components and parts for regional railroads. As a supplier of proprietary OEM components for locomotives manufactured by the Electro-Motive Division of General Motors Corporation ("EMD") and the GE Transportation Systems unit of General Electric Company, Wabtec also provides these components in the aftermarket directly to railroad customers.

Demand for aftermarket components is influenced by rail traffic activity and the maintenance requirements of the railroads.

- *Electronics* — We manufacture, sell and service high-quality electronics for the railroads in the form of on-board systems and braking for locomotives and freight cars. We are an industry leader in insulating or "hardening" electronic components to protect them from severe conditions, including extreme temperatures and high/shock vibration environments. Our new product development effort has focused on electronic technology for brakes and controls, and over the past several years, we introduced a number of significant new products including the EPIC® Electronic Brake, Electronically Controlled Pneumatic (ECP) freight brake, Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols, PowerLink™, compressor aftercoolers, Train Trax™, Trainlink™, Train Sentry III®, Fuellink™ and Armadillo™.

Transit Group — Includes products and services for passenger transit vehicles (typically subway cars and buses). Revenues are derived primarily from OEM and aftermarket component parts sales. Revenues from these products, as a percentage of total net sales, were 37%, 34% and 28% in 2001, 2000 and 1999, respectively.

We manufacture, sell and service electronic brake equipment, pneumatic control equipment, air compressors, tread brakes and disc brakes, couplers, collection equipment, monitoring systems, wheels, climate control and door equipment and other components for passenger transit vehicles. In 1997 we received contracts valued at $150 million to provide equipment for 1,080 passenger transit cars for the Metropolitan Transportation Authority/New York City Transit (the "MTA"). Deliveries of equipment began in late 1999 and are expected to decrease in late 2002.

Substantially all of our principal passenger transit products are engineered to customer specifications. Consequently, there is less standardization among these products than with the Freight Group products. We believe the OEM market presents an opportunity for improved growth during the next several years as increased federal funding becomes available.

For additional information on our business segments, see Note 19 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

Strategy

The Company is committed to building shareholder value by executing the following four-point plan:

Focus on increasing sales to manufacturers of original equipment — The Company currently serves as a Tier I supplier to OEMs in certain markets, but it desires to increase business with these customers. To achieve this goal, the Company plans to focus on integrating its electrical, pneumatic and mechanical technologies across business units and packaging them as systems. In doing so, the Company expects to strengthen its position against competitors that do not have the breadth and depth of Wabtec's product line.

Expand Globally — We believe that international markets represent a significant opportunity for future growth. Our net sales outside of the United States comprised approximately 26%, 24% and 22% of total sales in 2001, 2000, and 1999, respectively (see Note 19 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report). We intend to increase our existing international sales through acquisitions, direct sales of products through our subsidiaries and licensees, and joint ventures with railway suppliers having a strong presence in their local markets.

Accelerate New Product Development — We will continue to emphasize research and development to create new and improved products to increase our market share and profitability. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth.

Implement Lean Principles to Improve Efficiency and Quality — We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through the Wabtec Quality and Performance System ("QPS"), we are dedicated to "lean manufacturing" principles and continuous improvement across all phases of our business. Our QPS includes employee-directed initiatives through Kaizen, a Japanese-developed team concept used to continuously improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments.

Backlog

The backlog of customer orders as of December 31, 2001, and December 31, 2000, and the expected year of recognition is as follows. The 2000 backlog has been restated by reducing the amount for the discontinued operations.

In thousands	Total Backlog 12/31/01	2002	Other Years	Total Backlog 12/31/00	2001	Other Years
Freight Group	$284,754	$143,721	$141,033	$233,776	$154,676	$ 79,100
Transit Group	228,278	152,808	75,470	227,443	201,044	26,399
Total	$513,032	$296,529	$216,503	$461,219	$355,720	$105,499

The Company's contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Substantial scope-of-work adjustments are common. For these and other reasons, work in the Company's backlog may be delayed or cancelled and backlog should not be relied upon as an indicator of the Company's future performance. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of use of alternate modes of transportation.

Engineering and Development

Consistent with its strategy of using technology to develop new products, the Company is actively engaged in a variety of engineering and development activities. For the fiscal years ended December 31, 2001, 2000, and 1999, the Company incurred costs of approximately $33.2 million, $32.3 million and $34.4 million, respectively, on product development and improvement activities (exclusive of manufacturing support). Such expenditures represented approximately 4.2%, 4%, and 4.1% of net sales for the same periods, respectively. From time to time, the Company conducts specific research projects in conjunction with universities, customers and other railroad product suppliers.

The Company's engineering and development program is largely focused upon train control and new braking technologies, with an emphasis on the application of electronics to traditional pneumatic equipment. Electronic actuation of braking has long been a part of the Company's transit product line but interchangeability, connectivity and durability have presented problems to the industry in establishing electronics in freight railway applications. Efforts are proceeding in the enhancement of the major components for existing hard-wired braking equipment and development of new electronic technologies.

Intellectual Property

The Company has numerous U.S. patents, patent applications pending and trademarks as well as foreign patents and trademarks throughout the world. The Company also relies on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in its intellectual property.

Certain trademarks, among them the name WABCO®, were acquired or licensed by the Company from American Standard Inc. in 1990 at the time of the Company's acquisition of the North

American operations of the Railway Products Group of American Standard (the "1990 Acquisition").

The Company is a party, as licensor and licensee, to a variety of license agreements. The Company does not believe that any single license agreement is of material importance to its business as a whole.

The Company and SAB WABCO Holdings B.V. ("SAB WABCO") entered into a license agreement (the "SAB License") on December 31, 1993, pursuant to which SAB WABCO granted the Company a license to the intellectual property and know-how related to the manufacturing and marketing of certain disc brakes, tread brakes and low noise and resilient wheel products. SAB WABCO is a Swedish corporation that was a former affiliate of the Company, both having been owned by the same parent in the early 1990s. The SAB license expires December 31, 2003, but may be renewed for additional one-year terms. The Company believes that the patents which are covered by this license will expire prior to or concurrently with the license expiration.

The Company has issued licenses to the two sole suppliers of railway air brakes and related products in Japan, NABCO and Mitsubishi Electric Company. The Company believes that each of these licensees has a Japanese market share of approximately 50%. Both licenses were renewed for additional five-year terms in 2000. NABCO has been a licensee for over 78 years. The licensees pay an annual license fee to the Company and also assist the Company by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. The Company believes that its relationships with these licensees have been beneficial to the Company's core transit business and customer relationships in North America.

Customers

A few customers within each business segment represent a significant portion of the Company's net sales. One customer represented 11% of consolidated sales in 2001. The loss of a few key customers within the Company's Freight and Transit Groups could have an adverse effect on the Company's financial condition, results of operations and liquidity.

Competition

The Company operates in a competitive marketplace. Price competition is strong and the existence of cost-conscious purchasers of a limited number has historically limited Wabtec's ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. The Company's principal competitors vary to some extent across its principal product lines. However, within North America, New York Air Brake Company, a subsidiary of the German air brake producer Knorr-Bremse AG (collectively, "NYAB/Knorr"), is the Company's principal overall OEM competitor. The Company's competition for locomotive, freight and passenger transit service and repair business is primarily from the railroads' and passenger transit authorities' in-house operations, the in-house operations of EMD and GETS, and NYAB/Knorr.

Employees

At December 31, 2001, the Company had 4,436 full time employees, approximately 29% of whom are unionized. During 2001, the Company reduced employment by 13%, excluding asset sales. Almost all of the employees subject to collective bargaining agreements are within North America and these agreements are generally effective through 2002, 2003 and 2004.

The Company considers its relations with its employees and union representation to be good, but cannot assure that future contract negotiations will be favorable to the Company.

Regulation

In the course of its operations, the Company is subject to various regulations, agencies and entities. In the United States, these include principally the Federal Railroad Administration ("FRA") and the Association of American Railroads ("AAR").

The FRA administers and enforces federal laws and regulations relating to railroad safety. These regulations govern equipment and safety standards for freight cars and other rail equipment used in interstate commerce.

The AAR promulgates a wide variety of rules and regulations governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar builders and component manufacturers that provide equipment for use on railroads in the United States. New products generally must undergo AAR testing and approval processes.

As a result of these regulations and regulations in other countries in which the Company derives its revenues, we must maintain certain certifications as a component manufacturer and for products we sell.

Effects of Seasonality

The Company's business is not typically seasonal, although the third quarter results may be impacted by vacation and plant shut-downs at several of its major customers during this period.

Environmental Matters

Information with respect to environmental matters is included in Note 18 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

We believe that all statements other than statements of historical fact included in this report, including certain statements here under "Business" may constitute forward looking statements. For a complete discussion of the risks associated with these forward-looking statements, see pg. 18 of this report.

Item 2. PROPERTIES

The following table provides certain summary information with respect to the principal facilities owned or leased by the Company. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. The Company's corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
Domestic				
Wilmerding, PA	Manufacturing/Service	Freight Group	Own	600,000[1]
Boise, ID	Manufacturing	Freight Group	Own	294,700
Lexington, TN	Manufacturing	Freight Group	Own	170,000
Jackson, TN	Manufacturing	Freight Group	Own	150,000
Chicago, IL	Manufacturing	Freight Group	Own	111,500
Laurinburg, NC	Manufacturing	Freight Group	Own	105,000
Greensburg, PA	Manufacturing	Freight Group	Own	97,800
Germantown, MD	Manufacturing/Service	Freight Group	Own	80,000
Willits, CA	Manufacturing	Freight Group	Own	70,000
St. Louis, MO	Manufacturing	Freight Group	Own	62,000
Kansas City, MO	Service Center	Freight Group	Lease	55,900
Cedar Rapids, IA	Manufacturing	Freight Group	Lease	37,000
Racine, WI	Engineering/Office	Freight Group	Lease	32,500
Carson City, NV	Service Center	Freight Group	Lease	22,000
Chicago, IL	Service Center	Freight Group	Lease	19,200
Columbia, SC	Service Center	Freight Group	Lease	12,300
Niles, IL	Manufacturing	Transit Group	Own	355,300
Spartanburg, SC	Manufacturing/Service	Transit Group	Lease	183,600
Plattsburgh, NY	Manufacturing	Transit Group	Lease	64,000
Elmsford, NY	Service Center	Transit Group	Lease	28,000
Baltimore, MD	Service Center	Transit Group	Lease	7,200
Richmond, CA	Service Center	Transit Group	Lease	5,400
Sun Valley, CA	Service Center	Transit Group	Lease	4,000
Atlanta, GA	Service Center	Transit Group	Lease	1,200

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
International				
Doncaster, UK	Manufacturing/Service	Freight Group	Own	330,000
Stoney Creek, Ontario	Manufacturing/Service	Freight Group	Own	189,200
Wallaceburg, Ontario	Foundry	Freight Group	Own	127,600
Wetherill Park, Australia	Manufacturing	Freight Group	Lease	73,100
San Luis Potosi, Mexico	Manufacturing	Freight Group	Own	48,600
Calgary, Alberta	Manufacturing	Freight Group	Own	38,000
Schweighouse, France	Manufacturing	Freight Group	Lease	30,000
Burlington, Ontario	Manufacturing	Freight Group	Own	28,200
Tottenham, Australia	Manufacturing	Freight Group	Lease	26,900
San Luis Potosi, Mexico	Foundry	Freight Group	Own	24,500
Winnipeg, Manitoba	Service Center	Freight Group	Lease	20,000
Calcutta, India	Manufacturing	Freight Group	Lease	16,000
Sydney, Australia	Sales Office	Freight Group	Lease	11,250
St-Laurent, Quebec	Manufacturing	Transit Group	Own	106,000
Sassuolo, Italy	Manufacturing	Transit Group	Lease	30,000
Pointe-aux-Trembles, Quebec	Manufacturing	Transit Group	Lease	20,000
Burton on Trent, UK	Manufacturing	Transit Group	Lease	18,000
Etobicoke, Ontario	Service Center	Transit Group	Lease	3,800

(1) Approximately 250,000 square feet are currently used in connection with the Company's corporate and manufacturing operations. The remainder is leased to third parties.

Leases on the above facilities are long-term and generally include options to renew.

Item 3. LEGAL PROCEEDINGS

Information with respect to legal proceedings is included in Note 18 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth certain information with respect to executive officers of the Company as of March 2002.

Name	Age	Office with the Company
William E. Kassling	58	Director and Chairman of the Board
Gregory T. H. Davies	55	Director, President and Chief Executive Officer
Robert J. Brooks	57	Director, Executive Vice President and Chief Financial Officer, Secretary
John M. Meister	54	Executive Vice President, Transit
Alvaro Garcia-Tunon	49	Senior Vice President, Finance
Timothy J. Logan	49	Vice President, International
George A. Socher	53	Vice President, Internal Audit and Taxation
Timothy R. Wesley	40	Vice President, Investor Relations and Corporate Communications
Paul E. Golden	32	President, Freight Car Group
Scott E. Wahlstrom	38	Vice President, Human Resources

William E. Kassling has been a director and Chairman of the Company since 1990, and served as Chief Executive Officer until February 2001. Mr. Kassling was also President of WABCO from 1990 through February 1998. From 1984 until 1990 he headed the Railway Products Group of American Standard Inc. Between 1980 and 1984 he headed American Standard's Building Specialties Group and between 1978 and 1980 he headed Business Planning for American Standard. Mr. Kassling is a director of Aearo Corporation, Scientific Atlanta, Inc. and Parker Hannifin.

Gregory T. H. Davies joined the Company in March 1998 as President and Chief Operating Officer, in February 1999 became a director and in February 2001 became Chief Executive Officer. Prior to March 1998, Mr. Davies had been with Danaher Corporation since 1988, where he was Vice President and Group Executive responsible for its Jacobs Vehicle Systems, Delta Consolidated Industries and A.L. Hyde Corporation operating units. Prior to that, he held executive positions at Cummins Engine Company and Ford Motor Company.

Robert J. Brooks has been a director, Executive Vice President and Chief Financial Officer, Secretary of the Company since 1990. From 1986 until 1990 he served as worldwide Vice President, Finance for the Railway Products Group of American Standard. Mr. Brooks is a director of Crucible Materials Corp.

John M. Meister has been Vice President and General Manager of the Company's Passenger Unit since 1990. In 1997, he was appointed to the newly created position of Executive Vice President, Transit Group. From 1985 until 1990 he was General Manager of the passenger transit business unit for the Railway Products Group of American Standard.

Alvaro Garcia-Tunon has been Senior Vice President, Finance of the Company since November 1999. Mr. Garcia-Tunon was Vice President and Treasurer of the Company from August 1995 until November 1999. From 1990 until August 1995, Mr. Garcia-Tunon was Vice President of Business Development of Pulse Electronics, Inc.

Timothy J. Logan has been Vice President, International since August 1996. From 1987 until August 1996, Mr. Logan was Vice President, International Operations for Ajax Magnethermic Corporation and from 1983 until 1987 he was President of Ajax Magnethermic Canada, Ltd.

George A. Socher has been Vice President, Internal Audit and Taxation of the Company since November 1999. Previously, from July 1995 until November 1999, Mr. Socher was Vice President and Corporate Controller of the Company.

Timothy R. Wesley has been Vice President, Investor Relations and Corporate Communications since November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999. From February 1995 until August 1996, he served as Director, Investor and Public Relations of MotivePower Industries, Inc. From 1993 until February 1995, Mr. Wesley served as Director, Investor and Public Relations of Michael Baker Corporation.

Paul E. Golden has been President of the Company's Freight Car Group since February of 2001. Prior to that, he was President of the Company's Cardwell Westinghouse business unit from November 1999 until February of 2001. Previously, Mr. Golden served as Vice President and General Manager of the Cardwell Westinghouse business unit and as Director of WABCO Performance Systems from June 1998 until November 1999. Prior to 1998, Mr. Golden held management and operations positions with Danaher Corporation and Federal Mogul Corporation.

Scott E. Wahlstrom has been Vice President, Human Resources since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration from August 1996 until November 1999. From September of 1994 until August of 1996, Mr. Wahlstrom served as Director of Human Resources for MotivePower Industries.

The executive officers are affirmed annually by the Board of Directors of the Company.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is listed on the New York Stock Exchange. As of March 27, 2002, there were 43,288,935 shares of Common Stock outstanding held by 1,115 holders of record. The high and low sales price of the shares and dividends declared per share were as follows:

Quarter	High	Low	Dividend
2001			
Fourth	$13.25	$10.80	$.01
Third	$15.24	$10.90	$.01
Second	$15.00	$12.00	$.01
First	$14.50	$10.75	$.01
2000			
Fourth	$12.75	$ 8.31	$.01
Third	$11.00	$ 9.57	$.01
Second	$12.57	$ 9.50	$.01
First	$17.19	$ 8.50	$.01

The Company's credit agreement restricts the ability to make dividend payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and see Note 9 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

At the close of business on March 27, 2002, the Company's Common Stock traded at $14.94 per share.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial information of the Company and has been derived from restated audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Form 10-K.

	(1) Year Ended December 31				
In thousands, except per share amounts	2001	2000	1999	1998	1997
Income Statement Data					
Net sales	$ 783,698	$ 811,178	$ 844,079	$ 790,672	$ 648,019
Gross profit (2)	209,926	235,662	274,910	249,166	209,871
Operating expenses (3)	(152,145)	(139,669)	(144,255)	(131,846)	(118,285)
Merger and restructuring charge	(3,723)	(18,202)	(42,903)	—	—
Income from operations	$ 54,058	$ 77,791	$ 87,752	$ 117,320	$ 91,586
Interest expense	$ (33,501)	$ (43,649)	$ (41,990)	$ (30,883)	$ (30,043)
Other income (expense) (4)	(2,130)	3,776	428	11,223	3,093
Income from continuing operations before extraordinary item	13,962	19,200	24,503	63,752	40,158
Income from discontinued operations (net of tax)	6,360	6,193	13,439	15,444	17,381
Gain on sale of discontinued operations (net of tax)	41,458	—	—	—	—
Income before extraordinary item	61,780	25,393	37,942	79,196	57,539
Net income (5)	$ 61,780	$ 25,393	$ 36,623	$ 73,851	$ 57,539
Diluted Earnings per Common Share					
Income from continuing operations before extraordinary item	$ 0.32	$ 0.45	$ 0.55	$ 1.44	$ .91
Net income (5)	$ 1.43	$ 0.59	$ 0.83	$ 1.67	$ 1.30
Cash dividends declared per share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04

	As of December 31				
	2001	2000	1999	1998	1997
Balance Sheet Data					
Total assets	$ 729,952	$ 984,047	$ 996,676	$ 967,382	$ 693,981
Total debt	241,870	540,197	568,587	573,615	415,441
Shareholders' equity	245,271	196,371	181,878	144,076	65,285

(1) Income statement results have been restated for the 2001 sale of the locomotive aftermarket business and related assets to GE and for other businesses Wabtec is exiting. These businesses are classified as discontinued operations. Balance sheet items have not been adjusted for discontinued operations.

(2) In 2000, includes charges for merger and restructuring plan of $2 million and legal settlement of $2 million. In 1999, includes charges for merger and restructuring plan of $5.2 million.

(3) In 2001, includes charges for asset writedowns of $9.3 million consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, and severance costs of $1.7 million.

(4) In 2001, includes gain on asset sales of $685,000. In 2000, includes gain on asset sale of $4.4 million. In 1998, includes gain on asset sale of $8.4 million.

(5) Includes the items noted above, as well as the following: In 2001, a $2 million tax benefit for research and development tax credits. In 2000, a write-off of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 1999, a charge of $1.3 million for an extraordinary item related to an early extinguishment of debt. Excluding all of these items, earnings per diluted share from continuing operations were $0.49 in 2001 and $0.82 in 2000.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In November 2001, Wabtec sold certain assets to GE Transportation Systems for $240 million in cash. The assets sold primarily included locomotive aftermarket products and services for which Wabtec is not the original equipment manufacturer. The results for these businesses, along with several other small non-core businesses that the Company has decided to exit, are classified as discontinued operations throughout this report. Prior period results were restated for the discontinued operations format.

Net sales of ongoing operations decreased by 3.4% from $811.2 million in 2000 to $783.7 million in 2001. The major causes for the change and their effect on the Company's 2001 results of operations and financial condition include decreases in component sales due to the continuation of the weak freight market, and a downturn in the locomotive overhaul market, offsetting improved sales in the transit business due to increased governmental spending for transit equipment.

Net income for 2001 was $61.8 million, or $1.43 per diluted share, as compared to $25.4 million, or $0.59 per diluted share in 2000. The results for 2001 include $47.8 million of income from discontinued operations (including a $41.5 million gain, net of tax, on the sale and writedown of certain businesses classified as discontinued operations), a $9.3 million charge for asset writedowns, a $3.7 million restructuring-related charge, a $685,000 gain on the disposition of excess facilities, a $2 million research and development tax credit and a $1.7 million charge for severance costs related to a 10 percent salary workforce reduction. The 2000 results include $6.2 million of income from discontinued operations, a $20.2 million merger and restructuring-related charge, a $4.4 million gain on the disposition of a product line, a $5.1 million write-off of a deferred tax asset relating to the termination of the ESOP and a $2 million legal settlement. Excluding these non-recurring and non-operating items, earnings from continuing operations per diluted share would have been $0.49 and $0.82 in 2001 and 2000, respectively.

MERGER AND RESTRUCTURING PLAN

In 2001, the Company completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $49 million of the charge expensed in 1999, $20 million in 2000 and $2 million in 2001. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to the Company.

As of December 31, 2001, $3.2 million of the merger and restructuring charge still remained as accrued on the balance sheet. The accrual on the balance sheet is discussed in greater detail in Note 22 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

The Company began and completed a new restructuring plan for the Transit rail business in 2001. The Company estimates synergies from the plan will yield approximately $3 million of pre-tax cost savings in 2002 and beyond, with such benefits realized through reduced cost of sales and reduced selling, general and administrative expenses. The restructuring plan involved operational realignment and related workforce reductions. The charges to complete the restructuring plan totaled $2 million pre-tax.

The $2 million charge included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 103 employees.

RESULTS OF OPERATIONS

The following table sets forth Wabtec's Consolidated Statements of Operations for the years indicated. To enhance comparability with results of prior periods, the 2001 adjusted column represents the reported income statement excluding restructuring-related charges, asset writedowns, severance costs related to a 10 percent salary workforce reduction, research and development tax credits and the gain on the sale of excess facilities. The 2000 adjusted column represents the reported income statement excluding restructuring-related charges, a legal settlement charge, the write-off of a deferred tax asset and gain on the sale of a product line. The 1999 adjusted column represent the reported income statement excluding the effects of merger and restructuring related charges.

	Year Ended December 31,					
In millions	Adjusted 2001	Reported 2001	Adjusted 2000	Reported 2000	Adjusted 1999	Reported 1999
Net sales	$ 783.7	$ 783.7	$ 811.2	$ 811.2	$ 844.1	$ 844.1
Cost of sales	(573.8)	(573.8)	(571.5)	(575.5)	(564.0)	(569.2)
Gross profit	209.9	209.9	239.7	235.7	280.1	274.9
Selling, general and administrative expenses	(95.0)	(96.7)	(94.8)	(94.8)	(96.1)	(96.1)
Merger and restructuring charges	—	(3.7)	—	(18.2)	—	(42.8)
Engineering expenses	(33.2)	(33.2)	(32.3)	(32.3)	(34.4)	(34.4)
Asset writedowns	—	(9.3)	—	—	—	—
Amortization expense	(13.0)	(13.0)	(12.6)	(12.6)	(13.8)	(13.8)
Total operating expenses	(141.2)	(155.9)	(139.7)	(157.9)	(144.3)	(187.1)
Income from operations	68.7	54.0	100.0	77.8	135.8	87.8
Interest expense	(33.5)	(33.5)	(43.7)	(43.7)	(42.0)	(42.0)
Other (expense) income, net	(2.8)	(2.1)	(.7)	3.8	.4	.4
Income from continuing operations before income taxes and extraordinary item	32.4	18.4	55.6	37.9	94.2	46.2
Income tax expense	(11.3)	(4.4)	(20.0)	(18.7)	(33.4)	(21.7)
Income from continuing operations before extraordinary item	21.1	14.0	35.6	19.2	60.8	24.5
Discontinued operations						
Income from discontinued operations (net of tax)	6.4	6.4	6.2	6.2	13.4	13.4
Gain on sale of discontinued operations (net of tax)	41.4	41.4	—	—	—	—
Income before extraordinary item	68.9	61.8	41.8	25.4	74.2	37.9
Extraordinary loss on extinguishment of debt, net of tax	—	—	—	—	(.5)	(1.3)
Net income	$ 68.9	$ 61.8	$ 41.8	$ 25.4	$ 73.7	$ 36.6

2001 COMPARED TO 2000

The following table sets forth the Company's net sales by business segment:

	For the Year Ended December 31,	
In thousands	2001	2000
Freight Group	$490,261	$532,889
Transit Group	293,437	278,289
Net sales	$783,698	$811,178

Net sales decreased $27.5 million or 3.4% to $783.7 million in 2001 from $811.2 million in 2000. This overall decrease was primarily attributable to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group. Sales volumes within the Freight Group reflected a softening OEM market for freight cars, with 34,247 freight cars delivered in 2001 compared to 55,821 in 2000. Partially offsetting these decreases were increases in Transit Group sales, due to increased shipments under the MTA contract. The Company estimates the OEM freight car and locomotive industries will deliver 20,000 freight cars and 700 locomotives, respectively, in 2002.

Gross profit decreased to $209.9 million in 2001 compared to $235.7 million in the same period of 2000. Gross margin, as a percentage of sales, was 26.8% compared to 29.1% in 2000. Gross margin is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $11 million in gross profit). The balance is principally a result of changes to the sales mix primarily from a drop in the Freight Group of 8% offset by an increase in the Transit Group of 5% and overall pricing pressures in many product lines.

Total operating expenses as a percentage of net sales were 19.9% in 2001 and 19.5% in the same period a year ago. After excluding $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001 and $18.2 million for 2000 merger and restructuring charges, operating expenses would have been 18% and 17.2% of net sales, respectively. Without the merger and restructuring charges in both periods and the asset writedowns and severance costs in 2001, operating expenses would have increased $1.5 million in 2001 as compared to 2000.

Income from operations totaled $54.1 million in 2001 compared with $77.8 million in 2000 with operating margins of 6.9% and 9.6% respectively. After excluding the merger and restructuring-related charges in both periods and the asset writedowns and severance costs in 2001 and a $2 million legal settlement in 2000, operating income would have been $68.7 million and $100 million in 2001 and 2000, respectively, and 2001 operating margins as a percentage of sales would have decreased to 8.8% from 12.3% in 2000. Lower adjusted operating income resulted from decreased sales volumes in the Freight Group and changes in product mix (see Note 19 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report).

Interest expense decreased 23.2% to $33.5 million in 2001 from $43.6 million in 2000. Debt, net of cash and equivalents, was $187.9 million at December 31, 2001 versus $534.1 million at the end of 2000. The decrease in interest expense is primarily due to the lower debt amount as a result of working capital management and the sale proceeds from GETS received in November 2001. The Company expects interest expense in 2002 to be about $22 million.

In 2001, the Company recorded foreign exchange losses of $1.7 million. In February 2000, the Company disposed of its transit electrification product line for $5.5 million in cash and recognized a gain of $4.4 million. These items were reported as other income (expense), net.

The effective income tax rate for 2001 was 24.2% as compared to 49.4% in 2000. The Company expects the ongoing rate to be approximately 35-36%. The 2001 rate includes the effect of research and development tax credits ($2 million). Excluding this tax credit, the rate would have been 35%. The 2000 rate includes the effect of the one-time, non-cash write-off of the deferred tax asset ($5.1 million) relating to the termination of the ESOP. Excluding this effect, the rate would be 36%.

2000 COMPARED TO 1999

The following table sets forth the Company's net sales by business segment:

	For the Year Ended December 31,	
In thousands	**2000**	**1999**
Freight Group	$532,889	$605,877
Transit Group	278,289	238,202
Net sales	$811,178	$844,079

Net sales decreased $32.9 million or 3.9% to $811.2 million in 2000 from $844.1 million in 1999. This overall decrease was primarily attributable to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group. Sales volumes within the Freight Group reflected a softening OEM market for freight cars, with 55,821 freight cars delivered in 2000 compared to 74,223 in 1999. Partially offsetting these decreases were increases in Transit Group sales, due to increased shipments under the MTA contract.

Gross profit decreased to $235.7 million in 2000 compared to $274.9 million in the same period of 1999. Gross margin, as a percentage of sales, was 29.1% compared to 32.6% in 1999. Gross margin is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $13 million in gross profit). The balance is principally a result of changes to the sales mix primarily from increased OEM component sales of Transit Group products at lower margins than the Company's overall historical results, pricing pressures, and manufacturing inefficiencies primarily related to merger integration efforts.

Total operating expenses as a percentage of net sales were 19.5% in 2000 and 22.2% in the same period a year ago. After excluding the merger and restructuring charges of $18.2 million in 2000 and $42.9 million in 1999, operating expenses would have been 17.2% and 17.1% of net sales, respectively. Without the merger and restructuring charges in both periods, operating expenses would have decreased $4.6 million in 2000 as compared to 1999. This reduction was primarily the result of continuing cost reduction programs.

Income from operations totaled $77.8 million in 2000 compared with $87.8 million in 1999 with operating margins of 9.6% and 10.4% respectively. After excluding the merger and restructuring related charges in both periods and a $2 million legal settlement in 2000, operating income would have been $100 million and $135.8 million in 2000 and 1999, respectively, and 2000 operating margins as a percentage of sales would have decreased to 12.3% from 16.1% in 1999. Lower adjusted operating income resulted from decreased sales volumes in the Freight Group and changes in product mix (see Note 19 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report).

Interest expense increased 4% to $43.6 million in 2000 from $42 million in 1999. Debt, net of cash and equivalents, was $534.1 million at December 31, 2000 versus $561.5 million at the end of 1999. The increase in interest expense, even though the net debt balance decreased in the fourth quarter of 2000, is primarily due to higher interest rates.

In February 2000, the Company disposed its transit electrification product line for $5.5 million in cash and recognized a gain of $4.4 million, which is reported as other income.

The effective income tax rate for 2000 was 49.4% as compared to 46.9% in 1999. Excluding the effect of a one- time, non-cash write-off of the deferred tax asset ($5.1 million) relating to the termination of the ESOP, the rate would be 36%. In 1999, after excluding the assumed tax benefit component of the merger and restructuring charge, the effective tax rate would be 35.6%.

In 1999, a $469,000 extraordinary loss, net of tax, was incurred on the extinguishment of certain term debt as well as an $850,000 extraordinary loss, net of tax, for the write-off of deferred financing fees on the refinancing of the Company's principal credit facility in November 1999 in connection with the merger.

Liquidity and Capital Resources

Liquidity is provided primarily by operating cash flow and borrowings under the Company's credit facilities with a consortium of commercial banks ("credit agreement"). The following is a summary of selected cash flow information and other relevant data.

	Year ended December 31,		
In thousands	2001	2000	1999
Cash provided (used) by:			
Operating activities	$ 119,097	$ 60,214	$ 77,389
Investing activities	227,413	(21,485)	(66,371)
Financing activities:			
Debt paydown	(298,280)	(28,390)	(80,028)
Other	1,093	(9,619)	68,295
Earnings before interest, taxes, depreciation and amortization (EBITDA)	87,119	114,220	121,044
Adjusted EBITDA (before restructuring — related charges)	101,784	132,422	169,156

Operating cash flow in 2001 was $119.1 million as compared to $60.2 million in the same period a year ago. Working capital decreased significantly during 2001 primarily due to a decrease in accounts receivable and inventory. During 2001 and 2000, cash outlays for merger and restructuring activities were approximately $6.8 million and $29 million, respectively, and are reported as a reduction to cash provided by operating activities. Excluding these cash outlays, cash provided by operating activities would have been approximately $125.9 and $89.2 million, respectively. This increase in operating cash flow in 2001 was primarily the result of improved working capital management.

Cash provided by investing activities increased in 2001 to $227.4 million versus cash used by investing activities of $21.5 million a year ago. The 2001 amount is primarily from the sale of businesses to GE for $240 million. In 2001, 2000 and 1999, the Company used $3.7 million, $650,000 and $14.5 million, respectively, for certain business acquisitions. Capital expenditures for continuing operations were $20.7 million, $23.2 million and $24.1 million in 2001, 2000 and 1999, respectively. The majority of capital expenditures for these periods relates to upgrades to existing equipment, replacement of existing equipment and purchases of new equipment due to expansion of Wabtec's operations, where the Company believes overall cost savings can be achieved through increasing efficiencies. The Company expects 2002 capital expenditures for equipment purchased for similar purposes to approximate $21.5 million.

Cash used for financing activities was $297.2 million in 2001 versus $38 million in 2000. During 2001, the Company reduced long-term debt by $298.3 million. During 2000, the Company reduced long-term debt by $28.4 million. The Company issued $75 million of senior notes in the first quarter of 1999 to repay amounts outstanding on certain unsecured bank term debt and repaid a portion of the Company's previous revolving credit facility. Historically, the Company has financed the purchase of significant businesses utilizing cash flow generated from operations and amounts available under its credit facilities. In addition, the issuance of the 1999 Notes increased the Company's liquidity by reducing its outstanding revolving credit borrowings and thereby increasing its available borrowing capacity.

The following table sets forth the Company's outstanding indebtedness at December 31, 2001 and 2000. The revolving credit note and other term loan interest rates are variable and dependent on market conditions.

	Year Ended December 31,	
In thousands	2001	2000
Revolving credit agreement	$ 60,000	$358,000
9.375% Senior notes due 2005	175,000	175,000
5.5% Industrial revenue bond due 2008	5,556	6,169
Other	1,314	1,028
Total	241,870	540,197
Less — current portion	782	751
Long-term portion	$241,088	$539,446

Credit Agreement

In November 1999, in connection with the merger, WABCO terminated its then existing secured credit agreement and refinanced the then existing unsecured MotivePower credit agreement with a consortium of commercial banks. This unsecured credit agreement currently provides a $275 million five-year revolving credit facility expiring in 2004 and a 364-day $100 million convertible revolving credit facility maturing in November 2004, with annual renewals each November. In November 2000, the Company and the banks negotiated a reduction in the 364-day facility from $275 million to $213 million, primarily due to having credit availability in excess of current and forecasted needs in an effort to reduce commitment costs and other related fees. In November 2001, the Company negotiated a further reduction in the 364-day facility from $213 million to $100 million as a result of the $200 million, net of tax, cash proceeds from the sale of locomotive businesses to GE. At December 31, 2001, the Company had available bank borrowing capacity, net of letters of credit, of approximately $288 million.

Under the credit agreement, the Company may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest ("LIBOR"), a cost of funds rate and a bid rate. The base rate is the greater of ABN AMRO Bank N.V.'s prime rate or the federal funds effective rate plus 0.5% per annum. The LIBOR rate is based on LIBOR plus a margin that ranges from 87.5 to 200 basis points depending on the Company's consolidated total indebtedness to cash flow ratios. The cost of funds rate is a fluctuating interest rate based on ABN AMRO Bank N.V.'s then cost of funds. Under the bid rate option, any participating bank may propose the interest rate at which it will lend funds, which rate may either be a fixed rate or a floating rate based on LIBOR.

The credit agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including, without limitation, the following: a limitation on the incurrence of additional indebtedness; a limitation on mergers, consolidations and sales of assets and acquisitions; a limitation on liens; a limitation on sale and leasebacks; a limitation on investments, loans and advances; a limitation on certain debt payments; a limitation on capital expenditures; a minimum interest expense coverage ratio; and a maximum debt to cash flow ratio.

The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to other indebtedness of the Company, bankruptcy, certain judgments against the Company, ERISA defaults and "change of control" of the Company.

Credit agreement borrowings bear variable interest rates indexed to common indexes such as LIBOR. The maximum credit agreement borrowings, average credit agreement borrowings and weighted-average contractual interest rate on credit agreement borrowings was $358 million, $272.7 million and 6.38%, respectively for 2001. To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. On December 31, 2001, the notional value of interest rate swaps outstanding totaled $60 million and effectively changed the Company's interest rate from a variable rate to a fixed rate of 8.70%. The interest rate swap agreements mature in 2003. The Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and the Company does not anticipate nonperformance.

9 3/8% Senior Notes Due June 2005

In June 1995, the Company issued $100 million of 9.375% Senior Notes due in 2005 (the "1995 Notes"). In January 1999, the Company issued an additional $75 million of 9.375% Senior Notes which are due in 2005 (the "1999 Notes"; the 1995 Notes and the 1999 Notes are collectively, the "Notes"). The 1999 Notes were issued at a premium resulting in an effective rate of 8.5%. The terms of the 1995 Notes and the 1999 Notes are substantially the same, and the 1995 Notes and the 1999 Notes were issued pursuant to indentures that are substantially the same. The issuance of the 1999 Notes improved the Company's financial liquidity by i) using a portion of the proceeds to repay a short-term, $30 million loan associated with the Rockwell acquisition that bore interest at 9.56%; ii) using a portion of the proceeds to repay variable-rate revolving credit borrowings thereby increasing amounts available under the revolving credit facility; and iii) repaying the remaining unpaid principal of a $10.2 million loan from a prior acquisition.

The Notes are senior unsecured obligations of the Company and rank *pari passu* in right of payment with all existing and future indebtedness under (i) capitalized lease obligations, (ii) the Credit Agreement, (iii) indebtedness of the Company for money borrowed and (iv) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the case of clause (iii) or (iv), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes.

The Notes are callable at par in June 2002. The Company will evaluate whether the Notes, or portions thereof, should be called at that time and replaced with borrowings under the credit agreement.

Industrial Revenue Bond

In July 1998, a subsidiary of the Company entered into a 10 -year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in the Company's operations.

Principal repayments of outstanding loan balances are due at various intervals until maturity. See Note 9 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report.

The Company believes, based on current levels of operations and forecasted earnings, cash flow and liquidity will be sufficient to fund its working capital and capital equipment needs as well as meeting the debt service requirements. If the Company's sources of funds were to fail to satisfy the Company's cash requirements, the Company may need to refinance its existing debt or obtain additional financing. There is no assurance that such new financing alternatives would be available, and, in any case, such new financing, if available, would be expected to be more costly and burdensome than the debt agreements currently in place.

Effects of Inflation

General price inflation has not had a material impact on the Company's results of operations. Some of the Company's labor contracts contain negotiated salary and benefit increases and others contain cost of living adjustment clauses, which would cause the Company's cost to automatically increase if inflation were to become significant.

Conversion to the Euro Currency

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro is from January 1, 1999 through June 30, 2002. The transition to the Euro has not had a material impact on its operations or financial results.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and Industry Conditions

— materially adverse changes in economic or industry conditions generally or in the markets served by us, including North America, South America, Europe, Australia and Asia;

— demand for services in the freight and passenger rail industry;

— consolidations in the rail industry;

— demand for our products and services;

— continued outsourcing by our customers;

— demand for freight cars, locomotives, passenger transit cars and buses;

— industry demand for faster and more efficient braking equipment;

— fluctuations in interest rates;

Operating Factors

— supply disruptions;

— technical difficulties;

— changes in operating conditions and costs;

— successful introduction of new products;

— labor relations;

— completion and integration of additional acquisitions;

— the development and use of new technology;

Competitive Factors

— the actions of competitors;

Political/Governmental Factors

— political stability in relevant areas of the world;

— future regulation/deregulation of our customers and/or the rail industry;

— governmental funding for some of our customers;

— political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports or exports, price controls, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, and environmental regulations; and

Transaction or Commercial Factors

— the outcome of negotiations with partners, governments, suppliers, customers or others.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In the ordinary course of business, Wabtec is exposed to risks that increases in interest rates may adversely affect funding costs associated with its variable-rate debt. After considering the effects of interest rate swaps, further described below, the Company's variable rate debt represents 1% of total long-term debt at December 31, 2001 and 51% in 2000. The variable portion is so low because management has entered into pay-fixed, receive-variable interest rate swap contracts that partially mitigate the impact of variable-rate debt interest rate increases (see Note 9 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report). At December 31, 2001, an instantaneous 100 basis point increase in interest rates would have minimal impact on the Company's annual earnings, assuming no additional intervention strategies by management.

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, and as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. In the application, the Company has concluded that its swap contracts qualify for "special cash flow hedge accounting" which permit recording the fair value of the swap and corresponding adjustment to other comprehensive income on the balance sheet while creating some volatility in future earnings, due to market sensitivity and ineffectiveness in offsetting changes in interest rates of Wabtec's variable rate borrowings (see Note 20 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report). This fluctuation is not expected to have a material effect on the Company's financial condition, results of operations and liquidity.

Foreign Currency Exchange Risk

The Company occasionally enters into several types of financial instruments for the purpose of managing its exposure to foreign currency exchange rate fluctuations in countries in which the Company has significant operations. As of December 31, 2001, the Company had no such instruments outstanding.

Wabtec is also subject to certain risks associated with changes in foreign currency exchange rates to the extent its operations are conducted in currencies other than the U.S. dollar. For the year ended December 31, 2001, approximately 74% of Wabtec's net sales are in the United States, 9% in Canada, 1% in Mexico, and 16% in other international locations, primarily Europe. (See Note 19 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report). At December 31, 2001, the Company does not believe changes in foreign currency exchange rates represent a material risk to results of operations, financial position, or liquidity.

Wabtec's market risk exposure is not substantially different from its exposure at December 31, 2000.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under its provisions, all goodwill and other intangible assets with indefinite lives will no longer be routinely amortized under a straight-line basis of estimated useful life. Instead, they will be subject to assessments for impairment by applying a fair-value-based test. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and upon adoption, the Company will cease to record approximately $8 million of goodwill amortization. The Company has not completed the process of evaluating whether any impairment will result from adopting it.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company early adopted SFAS 144 in the third quarter of 2001 (see Note 3 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this report).

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are set forth in Item 14, of Part IV hereof.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Items 10 through 13.

In accordance with the provisions of General Instruction G to Form 10-K, the information required by Item 10 (Directors and Executive Officers of the Registrant), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management) and Item 13 (Certain Relationships and Related Transactions) is incorporated herein by reference to the Company's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 22, 2002. The definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001. Information relating to the executive officers of the Company is set forth in Part I.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The financial statements, financial statement schedules and exhibits listed below are filed as part of this annual report:

(b) **Reports on Form 8-K**

The Company filed a Current Report on Form 8-K on the date below pertaining to the following items:

Current Report on Form 8-K filed November 13, 2001 regarding the November 1, 2001 disposition of certain locomotive after market assets to General Electric Company

Form 8-K(A) filed December 28, 2001 which provided the pro forma financial information for the Form 8-K filed on November 13, 2001

(c) **Exhibits**

		Filing Method
2.1	Amended and Restated Agreement and Plan of Merger, as amended (originally included as Annex A to the Joint Proxy Statement/Prospectus) Restated Certificate of Incorporation of the Company dated January 30, 19 95, as Filing Method	8
3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended March 30, 1995	2
3.3	Amended and Restated By-Laws of the Company, effective November 19, 1999	8
4.1	Form of Indenture between the Company and The Bank of New York with respect to the public offering of $100,000,000 of $9\frac{3}{8}\%$ Senior Notes due 2005	2
4.2	Form of Note (included in Exhibit 4.1)	2
4.3	First Supplemental Indenture dated as of March 21, 1997 between the Company and The Bank of New York	5
4.4	Indenture dated as of January 12, 1999 by and between the Company and The Bank of New York with respect to the private offering of $75,000,000 of $9\frac{3}{8}\%$ Senior Notes due 2005, Series B	7
4.5	Form of Note (included in Exhibit 4.4)	7
10.1	MotivePower Stock Option Agreement (originally included as Annex B to the Joint Proxy Statement/Prospectus)	8
10.2	Westinghouse Air Brake Stock Option Agreement (originally included as Annex C	

(c)	Exhibits	Filing Method
	to the Joint Proxy Statement/Prospectus)	8
10.3	Voting Agreement dated as of September 26, 1999 among William E. Kassling, Robert J. Brooks, Harvard Private Capital Holdings, Inc. Vestar Equity Partners, L.P. and MotivePower Industries, Inc. (originally included as Annex D to the Joint Proxy Statement/Prospectus)	8
10.5	Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust, effective January 31, 1995	2
10.6	ESOP Loan Agreement dated January 31, 1995 between Westinghouse Air Brake Company Employee Stock Ownership Trust ("ESOP") and the Company (Exhibits omitted)	2
10.7	Employee Stock Ownership Trust Agreement dated January 31, 1995 between the Company and U.S. Trust Company of California, N.A.	2
10.8	Pledge Agreement dated January 31, 1995 between ESOT and the Company	2
10.9	Amended and Restated Refinancing Credit Agreement dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York (Schedules and Exhibits omitted)	9
10.10	Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the RAC Voting Trust ("Voting Trust"), Vestar Equity Partners, L.P. ("Vestar Equity"), Harvard Private Capital Holdings, Inc. ("Harvard"), American Industrial Partners Capital Fund II, L.P. ("AIP") and the Company	5
10.11	Common Stock Registration Rights Agreement dated as of January 31, 1995 among the Company, Scandinavian Incentive Holding B.V. ("SIH"), Voting Trust, Vestar Equity, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc., the Pulse Shareholders and ESOT (Schedules and Exhibits omitted)	2
10.12	Indemnification Agreement dated January 31, 1995 between the Company and the Voting Trust Trustees	2
10.13	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc., dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.14	Letter Agreement (undated) between the Company and American Standard Inc. on environmental costs and sharing	2
10.15	Purchase Agreement dated as of June 17,.1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.16	Asset Purchase Agreement dated as of January 23, 1995 among the Company, Pulse Acquisition Corporation, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc. and the Pulse Shareholders (Schedules and Exhibits omitted)	2
10.17	License Agreement dated as of December 31, 1993 between SAB WABCO Holdings B.V. and the Company	2
10.18	Letter Agreement dated as of January 19, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.19	Westinghouse Air Brake Company 1995 Stock Incentive Plan, as amended	7
10.20	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	9
10.21	Employment Agreement between William E. Kassling and the Company	2

(c)	Exhibits	Filing Method
10.22	Letter Agreement dated as of January 1, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.23	Form of Indemnification Agreement between the Company and Authorized Representatives	2
10.24	Share Purchase Agreement between Futuris Corporation Limited and the Company (Exhibits omitted)	2
10.25	Purchase Agreement dated as of September 19, 1996 by and among Mark IV Industries, Inc., Mark IV PLC, and W&P Holding Corp. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.01)	3
10.26	Purchase Agreement dated as of September 19,1996 by and among Mark IV Industries Limited and Westinghouse Railway Holdings (Canada) Inc. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.02)	3
10.27	Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the Voting Trust, Vestar, Harvard, AIP and the Company	5
10.28	Common Stock Registration Rights Agreement dated as of March 5, 1997 among the Company, Harvard, AIP and the Voting Trust	5
10.29	1998 Employee Stock Purchase Plan	7
10.30	Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Schedules and Exhibits omitted) (Originally filed as Exhibit No. 2.01)	6
10.31	Amendment No. 1 dated as of October 5, 1998 to Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Originally filed as Exhibit No. 2.02)	6
10.32	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan	10
10.33	Amendment No. 1, dated as of November 16, 2000, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	11
10.34	Amendment No. 2, dated as of March 30, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1

(c) Exhibits

		Filing Method
10.35	Amendment No. 3, dated as of July 18, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, The Chase Manhattan Bank as administrative agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.36	Amendment No. 4, dated as of September 17, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, LaSalle Bank National Association, The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.37	Amendment No. 5, dated as of November 14, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.38	Asset Purchase Agreement, by and between General Electric Company, through its GE Transportation Systems business and Westinghouse Air Brake Technologies Corporation, dated as of July 24, 2001	12
21	List of subsidiaries of the Company	1
23	Consent of Arthur Andersen LLP	1
99	Annual Report on Form 11-K for the year ended December 31, 2000 of the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust	11
99.1	Annual Report on Form 11-K for the year ended December 31, 2001 of the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust	1
99.2	Annual Report on Form 11-K for the year ended December 31, 2001 of the Westinghouse Air Brake Company Savings Plan	1
99.3	Arthur Andersen LLP Quality Control Letter	1

Filing Method

1	Filed herewith.
2	Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-90866).
3	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 3, 1996.
4	Filed as an exhibit to the Company's Registration Statement on Form S-8 (No. 333-39159).
5	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997.
6	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 5, 1998.
7	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1998.
8	Filed as part of the Company's Registration Statement on Form S-4 (No. 333-88903).
9	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1999.
10	Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000.
11	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2000.
12	Filed as an exhibit to the Company's Current Report on Form 8-K, dated November 13, 2001.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Westinghouse Air Brake Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Westinghouse Air Brake Technologies Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cashflows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westinghouse Air Brake Technologies Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
February 18, 2002

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

In thousands, except share and par value	December 31, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 53,949	$ 6,071
Accounts receivable	106,527	194,379
Inventories	104,930	202,828
Deferred income taxes	22,960	23,777
Income tax receivable	—	6,479
Other	7,328	14,021
Total current assets	295,694	447,555
Property, plant and equipment	318,188	407,322
Accumulated depreciation	(150,493)	(192,677)
Property, plant and equipment, net	167,695	214,645
Other Assets		
Assets held for sale	7,180	—
Prepaid pension costs	1,449	7,100
Contract underbillings	—	23,898
Goodwill, net	197,991	226,597
Other intangibles, net	45,145	38,797
Deferred income taxes	3,860	—
Other noncurrent assets	10,938	25,455
Total other assets	266,563	321,847
Total Assets	$ 729,952	$ 984,047
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 782	$ 751
Accounts payable	75,150	86,316
Accrued merger and restructuring costs	3,152	6,257
Accrued income taxes	43,741	8,758
Customer deposits	10,314	25,125
Accrued compensation	17,465	17,013
Accrued warranty	15,373	23,482
Other accrued liabilities	20,244	22,954
Total current liabilities	186,221	190,656
Long-term debt	241,088	539,446
Reserve for postretirement and pension benefits	27,544	19,387
Deferred income taxes	9,065	17,110
Commitments and contingencies	10,601	12,852
Other long-term liabilities	10,162	8,225
Total liabilities	484,681	787,676
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized: 65,447,867 shares issued and 43,152,546 outstanding at December 31, 2001 and 42,841,985 outstanding at December 31, 2000	654	654
Additional paid-in capital	272,674	273,494
Treasury stock, at cost, 22,295,322 and 22,605,882 shares, respectively	(277,489)	(281,665)
Retained earnings	278,569	218,470
Deferred compensation	538	900
Accumulated other comprehensive loss	(29,675)	(15,482)
Total shareholders' equity	245,271	196,371
Total Liabilities and Shareholders' Equity	$ 729,952	$ 984,047

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year Ended December 31, 2001	2000	1999
Net sales	$ 783,698	$ 811,178	$ 844,079
Cost of sales	(573,772)	(575,516)	(569,169)
Gross profit	209,926	235,662	274,910
Selling, general and administrative expenses	(96,723)	(94,757)	(96,082)
Merger and restructuring charges	(3,723)	(18,202)	(42,903)
Engineering expenses	(33,156)	(32,297)	(34,414)
Asset writedowns	(9,253)	—	—
Amortization expense	(13,013)	(12,615)	(13,759)
Total operating expenses	(155,868)	(157,871)	(187,158)
Income from operations	54,058	77,791	87,752
Other income and expenses			
Interest expense	(33,501)	(43,649)	(41,990)
Other income (expense), net	(2,130)	3,776	428
Income from continuing operations before income taxes and extraordinary item	18,427	37,918	46,190
Income tax expense	(4,465)	(18,718)	(21,687)
Income from continuing operations before extraordinary item	13,962	19,200	24,503
Discontinued operations			
Income from discontinued operations (net of tax)	6,360	6,193	13,439
Gain on sale of discontinued operations (net of tax)	41,458	—	—
Total discontinued operations	47,818	6,193	13,439
Income before extraordinary item	61,780	25,393	37,942
Extraordinary loss on extinguishment of debt, net of tax	—	—	(1,319)
Net income	$ 61,780	$ 25,393	$ 36,623
Earnings Per Common Share			
Basic			
Income from continuing operations before extraordinary item	$ 0.33	$ 0.45	$ 0.57
Income from discontinued operations	1.11	0.14	0.31
Extraordinary item	—	—	(0.03)
Net income	$ 1.44	$ 0.59	$ 0.85
Diluted			
Income from continuing operations before extraordinary item	$ 0.32	$ 0.45	$ 0.55
Income from discontinued operations	1.11	0.14	0.31
Extraordinary item	—	—	(0.03)
Net income	$ 1.43	$ 0.59	$ 0.83
Weighted average shares outstanding			
Basic	42,949	43,318	43,287
Diluted	43,198	43,382	44,234

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended December 31, 2001	2000	1999
Operating Activities			
Net income	$ 61,780	$ 25,393	$ 36,623
Adjustments to reconcile net income to cash provided by operations:			
Extraordinary loss on extinguishment of debt	—	—	1,319
Depreciation and amortization	33,061	32,416	33,292
Provision for ESOP contribution	—	1,315	4,078
Discontinued operations, net of tax	(47,818)	(6,193)	(13,439)
Loss/(gain) on sale of product line	521	(4,375)	—
Writedown of assets	9,253	—	—
Deferred income taxes	(6,278)	7,955	9,122
Other, primarily non-cash portion of merger and restructuring charges	160	3,106	8,907
Discontinued operations	(1,213)	(5,136)	20,672
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	49,772	(15,201)	20,594
Inventories	12,670	4,049	(14,909)
Accounts payable	(4,330)	603	(4,285)
Accrued income taxes	5,021	(5,081)	(2,471)
Accrued liabilities and customer deposits	(20,856)	4,365	(7,544)
Commitments and contingencies	(2,251)	(5,753)	(2,522)
Other assets and liabilities	29,605	22,751	(12,048)
Net cash provided by operating activities	119,097	60,214	77,389
Investing Activities			
Purchase of property, plant and equipment, net	(14,801)	(30,831)	(24,397)
Acquisitions of businesses, net of cash acquired	(3,730)	(650)	(14,472)
Cash received from disposition of discontinued operations	240,900	—	—
Cash received from disposition of product line	4,120	5,500	—
Discontinued operations	924	4,496	(24,181)
Other	—	—	(3,321)
Net cash provided by (used for) investing activities	227,413	(21,485)	(66,371)
Financing Activities			
Repayments of credit agreements	(298,000)	(10,000)	(38,555)
Proceeds from senior notes offering	—	—	75,000
Repayments of other borrowings	(280)	(18,390)	(41,473)
Purchase of treasury stock	(585)	(12,215)	(10,630)
Proceeds from treasury stock from stock based benefit plans	3,359	4,291	4,911
Cash dividends	(1,681)	(1,695)	(986)
Net cash used for financing activities	(297,187)	(38,009)	(11,733)
Effect of changes in currency exchange rates	(1,445)	(1,705)	(1,212)
Increase (decrease) in cash	47,878	(985)	(1,927)
Cash, beginning of year	6,071	7,056	8,983
Cash, end of year	$ 53,949	$ 6,071	$ 7,056

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands	Comprehensive Income	Common Stock	Additional Paid-in Capital	Treasury Stock	Unearned ESOP Shares	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 1998		$652	$314,155	$(192,190)	$(128,472)	$159,135	$ 3,951	$(13,155)
Cash dividends						(986)		
Purchase of treasury stock				(10,630)				
Compensatory stock options granted through a Rabbi Trust				(2,091)			2,091	
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax		2	3,522	3,200			553	
Allocation of ESOP shares, net of tax effect			680		2,981			
Net income	$36,623					36,623		
Translation adjustment	1,857							1,857
	$38,480							
Balance, December 31, 1999		$654	$318,357	$(201,711)	$(125,491)	$194,772	$ 6,595	$(11,298)
Cash dividends						(1,695)		
Purchase of treasury stock				(12,215)				
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			(3,697)	9,545			31	
Allocation of ESOP shares, net of tax effect			(434)		1,749			
Compensatory stock options granted through a Rabbi Trust				5,726			(5,726)	
ESOP Termination			(40,732)	(83,010)	123,742			
Net income	$25,393					25,393		
Translation adjustment	(4,184)							(4,184)
	$21,209							
Balance, December 31, 2000		$654	$273,494	$(281,665)	—	$218,470	$ 900	$(15,482)
Cash dividends						(1,681)		
Purchase of treasury stock				(585)				
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			(820)	4,398			1	
Compensatory stock options granted through a Rabbi Trust				363			(363)	
Net income	$61,780					61,780		
Translation adjustment	(5,170)							(5,170)
Cumulative change accounting for derivative financial instruments, net of tax	(1,234)							(1,234)
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax	(1,310)							(1,310)
Additional minimum pension liability, net of tax	(6,479)							(6,479)
	$47,587							
Balance, December 31, 2001		$654	$272,674	$(277,489)	—	$278,569	$ 538	$(29,675)

The accompanying notes are an integral part of these statements

1. BUSINESS

Westinghouse Air Brake Technologies Corporation (the "Company") is one of North America's largest manufacturers of value-added equipment for locomotives, railway freight cars and passenger transit vehicles. The Company was formed in November 1999 from the merger of Westinghouse Air Brake Company and MotivePower Industries, Inc. Our major products are intended to enhance safety, improve productivity and reduce maintenance costs for our customers. Our major product offerings include electronic controls and monitors, air brakes, cooling equipment, switcher and commuter locomotives, couplers, door controls, draft gears and brake shoes. We aggressively pursue technological advances with respect to both new product development and product enhancements. The Company has its headquarters in Wilmerding, Pennsylvania and has 4,436 full time employees at facilities throughout the world.

A portion of the Company's Freight Group's operations and revenue base is generally dependent on the capital replacement cycles for locomotives and freight cars of the large North American-based railroad companies. The Company's Transit Group's operations are dependent on the budgeting and expenditure appropriation process of federal, state and local governmental units for mass transit needs established by public policy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Such statements have been prepared in accordance with generally accepted accounting principles. Sales between the subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation.

Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Inventories Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead. Cores inventory is defined as inventory units designated for unit exchange programs (see Note 6).

Property, Plant and Equipment Property, plant and equipment additions are stated at cost. Expenditures for renewals and betterments are capitalized. Expenditures for ordinary maintenance and repairs are expensed as incurred. The Company provides for book depreciation principally on the straight-line method over the following estimated useful lives of property, plant and equipment.

	Years
Land improvements	10 to 20
Buildings and improvements	20 to 40
Machinery and equipment	3 to 15
Locomotive leased fleet	4 to 15

Accelerated depreciation methods are utilized for income tax purposes (see Note 7).

Intangible Assets Goodwill is amortized on a straight-line basis over 40 years. Other intangibles are amortized on a straight-line basis over their estimated economic lives. Goodwill and other intangible assets, including patents and tradenames, are periodically reviewed for impairment based on an assessment of future operations that indicate the remaining balance of the intangible asset may not be recoverable. The Company's reviews for impairment, to date, have not resulted in any revision to intangible assets or their related amortization periods (see Note 8).

Revenue Recognition Revenue is recognized when products have been shipped to the respective customers and the price for the product has been determined.

The Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. Contract revenues and cost estimates are reviewed and revised at a minimum quarterly and adjustments are reflected in the accounting period as known. Provisions are made currently for estimated losses on uncompleted contracts.

Costs and estimated earnings in excess of billings ("underbillings") and billings in excess of costs and estimated earnings ("overbillings") on the contract in progress are recorded on the balance sheet and are classified as non-current (see Note 23).

Stock-Based Compensation The Company accounts for stock-based compensation, including stock options and employee stock purchases, under APB Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 14 for related pro forma disclosures).

Research and Development Research and development costs are charged to expense as incurred. For the years ended December 31, 2001, 2000 and 1999, the Company incurred costs of approximately $33.2 million, $32.3 million and $34.4 million, respectively.

Warranty Costs Warranty costs are accrued based on management's estimates of repair or upgrade costs per unit and historical experience. In recent years, the Company has introduced several new products. The Company does not have the same level of historical warranty experience for these new products as it does for its continuing products. Therefore, warranty reserves have been established for these new products based upon management's estimates. Actual future results may vary from such estimates. Warranty expense was $14.1 million, $11.2 million and $7.3 million for 2001, 2000 and 1999, respectively. Warranty reserves were $15.4 and $23.5 million at December 31, 2001 and 2000, respectively.

Financial Derivatives and Hedging Activities The Company periodically enters into interest rate swap agreements to reduce the impact of interest rate changes on its variable rate borrowings. Interest rate swaps are agreements with a counterparty to exchange periodic interest payments (such as pay fixed, receive variable) calculated on a notional principal amount. The interest rate differential to be paid or received is accrued to interest expense (see Note 9).

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, and as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001, resulting in the recording of current assets of $266,000, long term assets of $399,000, current liabilities of $760,000, long term liabilities of $1.1 million, and a decrease in other comprehensive loss of $1.2 million. In the application, the Company has concluded its interest rate swap contracts qualify for "special cash flow hedge accounting" which permit recording the fair value of the swap and corresponding adjustment to other comprehensive income on the balance sheet while creating some volatility in future earnings, due to market sensitivity and ineffectiveness in offsetting changes in interest rates of the Company's variable rate borrowings.

Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income taxes includes federal, state and foreign income taxes (see Note 12).

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company's Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the year. Foreign currency gains and losses resulting from transactions, and the translation of financial statements are recorded in the Company's consolidated financial statements based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The effects of currency exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and carried as a component of shareholders' equity. The effects of currency exchange rate changes on intercompany transactions that are non U.S. dollar denominated amounts are charged or credited to earnings.

Earnings Per Share Basic earnings per common share are computed by dividing net income applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income applicable to common shareholders by the weighted average number of shares of common stock outstanding adjusted for the assumed conversion of all dilutive securities (such as employee stock options) (see Note 13).

Other Comprehensive Income (Loss) Comprehensive income (loss) is defined as net income and all other nonowner changes in shareholders' equity. The Company's accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized losses on derivatives designated and qualified as cash flow hedges and pension related adjustments.

Significant Customers and Concentrations of Credit Risk The Company's trade receivables are primarily from rail and transit industry original equipment manufacturers, Class I railroads, railroad carriers and commercial companies that utilize rail cars in their operations, such as utility and chemical companies. One customer accounted for 11% of the Company's consolidated net sales in 2001. No one customer accounted for more than 10% of the Company's consolidated net sales in 2000 or 1999. The allowance for doubtful accounts was $2.3 million and $3.9 million as of December 31, 2001 and 2000, respectively.

Employees As of December 31, 2001, approximately 29% of the Company's workforce was covered by collective bargaining agreements. These agreements are generally effective through 2002, 2003 and 2004.

Deferred Compensation Agreements In May 1998, a consensus on Emerging Issues Task Force Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF 97-14"), was issued. The adoption of EITF 97-14 required the Company to record as treasury stock the historical value of the Company's stock maintained in its deferred compensation plans.

Recent Accounting Pronouncements In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under its provisions, all goodwill and other intangible assets with indefinite lives will no longer be routinely amortized under a straight-line basis of estimated useful life. Instead, they will be subject to assessments for impairment by applying a fair-value-based test. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and upon adoption, the Company will cease to record approximately $8 million of goodwill amortization. The Company has not completed the process of evaluating whether any impairment will result from adopting it.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company early adopted SFAS 144 in the third quarter of 2001.

3. DISCONTINUED OPERATIONS

On November 1, 2001, the Company completed the sale of certain assets to GE Transportation Systems (GETS) for $240 million in cash, subject to adjustment for the finalization of the value of the net assets sold. The assets sold primarily include locomotive aftermarket products and services for which Wabtec is not the original equipment manufacturer. Under the terms of the sales agreement, the Company has agreed to indemnify GETS for, among other things, certain potential third party, off site environmental cleanup or remediation costs. The Company has purchased an insurance policy to mitigate its exposure for the environmental indemnities. The Company reported a $48.7 million after tax gain on the sale in 2001.

In the fourth quarter of 2001, the Company decided to exit other businesses and has put these businesses up for sale. The net amount of these businesses has been written down to their estimated realizable value and has been classified as Assets Held for Sale on the balance sheet. The Company reported a $7.2 million after tax loss on the writedown of these entities.

In accordance with SFAS 144, the operating results of these businesses have been classified as discontinued operations for all years presented and are summarized as of December 31, as follows:

	Year ended December 31,		
In thousands	2001	2000	1999
Net sales	$156,803	$216,798	$276,989
Income before income taxes	9,785	9,677	25,309
Income tax expense	3,425	3,484	11,870
Income from discontinued operations	$ 6,360	$ 6,193	$ 13,439

A proforma condensed balance sheet removing the discontinued operations balance sheets as of December 31, 2000 is as follows:

In thousands	Historical Company	Discontinued Operations	Pro Forma
Assets			
Current assets:			
Cash	$ 6,071	$ 350	$ 5,721
Accounts receivable	194,379	44,646	149,733
Inventories	202,828	67,312	135,516
Other current assets	44,277	1,779	42,498
Total current assets	447,555	114,087	333,468
Property, plant and equipment, net	214,645	37,740	176,905
Other assets:			
Intangibles	265,394	24,944	240,450
Other noncurrent assets	56,453	30,980	25,473
Total other assets	321,847	55,924	265,923
Total assets	$984,047	$207,751	$776,296
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	$ 86,316	15,033	71,283
Other current liabilities	104,340	16,373	87,967
Total current liabilities	190,656	31,406	159,250
Long-term debt	539,446	—	539,446
Other long-term liabilities	57,574	9,950	47,624
Total liabilities	787,676	41,356	746,320
Shareholders' equity	196,371	166,395	29,976
Total liabilities and shareholders' equity	$984,047	207,751	776,296

4. SUPPLEMENTAL CASH FLOW DISCLOSURES

In thousands	For the years ended December 31, 2001	2000	1999
Interest paid during the year	$ 37,181	$ 45,871	$ 44,087
Income taxes paid during the year	8,318	14,935	30,635
Business acquisitions:			
Fair value of assets acquired	$ 5,275	$ 897	$ 26,934
Liabilities assumed	(842)	(247)	(11,148)
Cash paid	4,433	650	15,786
Less cash acquired	703	—	1,314
Net cash paid	$ 3,730	$ 650	$ 14,472
Noncash investing and financing activities:			
Deferred compensation	$ 363	$ 5,726	$ 2,091
Treasury stock	(363)	(5,726)	(2,091)

5. MERGERS AND ACQUISITIONS

On November 19, 1999, WABCO completed its merger with MotivePower Industries, Inc. a leading manufacturer and supplier of locomotive components, fleet overhauls and related services. The Company issued approximately 18 million shares of Common Stock to former MotivePower shareholders and reserved for the contingent exercise of stock options approximately 2 million shares, in a transaction that was accounted for by the pooling-of-interests accounting method.

During 2001, 2000 and 1999, the Company completed the following acquisitions:

i) In October 2001, the Company purchased certain assets of Milufab, a supplier of door panels for subway trains for $3.7 million.

ii) In June 2001, the Company purchased certain assets of Core Systems, a company that provides repair billings in the rail industry for $743,000.

iii) In July 2000, the Company purchased certain assets of Iron Fireman, a manufacturer of transportation boiler equipment for $650,000.

iv) In February 1999, the Company acquired the mass transit electrical inverter and converter product line of AGC System & Technologies, Inc. of Canada for approximately $960,000.

v) In January 1999, the Company acquired 100% of the Common Stock of Q-Tron, Ltd., a privately held designer and manufacturer of locomotive electronics equipment, for total consideration of $14.9 million.

These acquisitions were accounted for under the purchase method. Accordingly, the results of operations of the applicable acquisition are included in the Company's financial statements prospectively from the acquisition date. The excess of the purchase price over the fair value of identifiable net assets was approximately $14 million was allocated to goodwill and is being amortized on a straight-line basis over 40 years. Effective January 1, 2002, goodwill will not be amortized upon adoption of SFAS No. 142 (see Note 2).

6. INVENTORY

The components of inventory, net of reserves, were:

	December 31,		As
		Reported	Adjusted
In thousands	2001	2000	2000
Cores	$ 6,180	$ 28,213	$ 9,579
Raw materials	53,833	95,430	68,664
Work-in-process	34,265	53,240	44,836
Finished goods	10,652	25,945	12,437
Total inventory	$104,930	$202,828	$135,516

The as adjusted 2000 column above represents the removal of the discontinued operations (see Note 3).

7. PROPERTY, PLANT & EQUIPMENT

The major classes of depreciable assets are as follows:

	December 31,		As
		Reported	Adjusted
In thousands	2001	2000	2000
Machinery and equipment	$229,297	$255,153	$196,975
Buildings and improvements	78,550	134,847	110,126
Land and improvements	10,105	14,303	13,303
Locomotive leased fleet	236	3,019	2,689
PP&E	318,188	407,322	323,093
Less accumulated depreciation	(150,493)	(192,677)	(146,188)
Total	$167,695	$214,645	$176,905

The as adjusted 2000 column above represents the removal of the discontinued operations (see Note 3).

8. INTANGIBLES

Intangible assets of the Company, other than goodwill, consist of the following:

	December 31,	
In thousands	2001	2000
Patents, tradenames/trademarks and other, net of accumulated amortization of $40,571 and $38,006 (3-40 years)	$38,845	$33,239
Covenants not to compete, net of accumulated amortization of $15,326 and $18,756 (5 years)	2,827	5,558
Intangible pension asset	3,473	—
Total	$45,145	$38,797

At December 31, 2001 and 2000, goodwill totaled $198 million and $226.6 million, net of accumulated amortization of $32.6 million and $29.7 million, respectively.

9. LONG-TERM DEBT

Long-term debt consisted of the following:

In thousands	December 31, 2001	December 31, 2000
Revolving credit agreement	$ 60,000	$358,000
9.375% Senior notes due 2005	175,000	175,000
5.5% Industrial revenue bond due 2008	5,556	6,169
Other	1,314	1,028
Total	$241,870	$540,197
Less-current portion	782	751
Long-term portion	$241,088	$539,446

Credit Agreement

In November 1999, in connection with the merger, WABCO terminated its then existing secured credit agreement and refinanced the then existing unsecured MotivePower credit agreement with a consortium of commercial banks. This resulted in an unsecured credit agreement which provided a $275 million five-year revolving credit facility expiring in 2004 and a 364-day $275 million convertible revolving credit facility. In November 2000, the Company and the banks negotiated a reduction in the 364-day facility from $275 million to $213 million, primarily due to having credit availability in excess of current and forecasted needs in an effort to reduce commitment costs and other related fees. In November 2001, the Company and the banks negotiated a further reduction in the 364-day facility from $213 million to $100 million. At December 31, 2001, the Company had available bank borrowing capacity, net of letters of credit, of approximately $288 million.

In connection with the establishment of its new revolving credit facilities in 1999, the Company wrote off previously deferred financing costs of approximately $850,000, net of tax ($.02 per diluted share), which has been reported as an extraordinary item in the accompanying financial statements.

Under the credit agreement, the Company may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest ("LIBOR"), a cost of funds rate and a bid rate. The base rate is the greater of ABN AMRO Bank N.V.'s prime rate or the federal funds effective rate plus 0.5% per annum. The LIBOR rate is based on LIBOR plus a margin that ranges from 87.5 to 200 basis points depending on the Company's consolidated total indebtedness to cash flow ratios. The cost of funds rate is a fluctuating interest rate based on ABN AMRO Bank N.V.'s then cost of funds. Under the bid rate option, any participating bank may propose the interest rate at which it will lend funds, which rate may either be a fixed rate or a floating rate based on LIBOR.

The credit agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including, without limitation, the following: a limitation on the incurrence of additional indebtedness; a limitation on mergers, consolidations and sales of assets and acquisitions; a limitation on liens; a limitation on sale and leasebacks; a limitation on investments, loans and advances; a limitation on certain debt payments; a limitation on capital expenditures; a minimum interest expense coverage ratio; and a maximum debt to cash flow ratio.

The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to other indebtedness of the Company, bankruptcy, certain judgments against the Company, ERISA defaults and "change of control" of the Company.

Credit agreement borrowings bear variable interest rates indexed to common indexes such as LIBOR. The maximum credit agreement borrowings, average credit agreement borrowings and weighted-average contractual interest rate on credit agreement borrowings was $358 million, $272.7 million and 6.38%, respectively for 2001. To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. On December 31, 2001, the notional value of interest rate swaps outstanding totaled $60 million and effectively changed the Company's interest rate from a variable rate to a fixed rate of 8.70%. The interest rate swap agreements mature in 2003. The Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and the Company does not anticipate nonperformance.

9 3/8% Senior Notes Due June 2005

In June 1995, the Company issued $100 million of 9.375% Senior Notes due in 2005 (the "1995 Notes"). In January 1999, the Company issued an additional $75 million of 9.375% Senior Notes which are due in 2005 (the "1999 Notes"; the 1995 Notes and the 1999 Notes are collectively, the "Notes"). The 1999 Notes were issued at a premium resulting in an effective rate of 8.5%. The terms of the 1995 Notes and the 1999 Notes are substantially the same, and the 1995 Notes and the 1999 Notes were issued pursuant to indentures that are substantially the same. The issuance of the 1999 Notes improved the Company's financial liquidity by i) using a portion of the proceeds to repay a short-term, $30 million loan associated with the Rockwell acquisition that bore interest at 9.56%; ii) using a portion of the proceeds to repay variable-rate revolving credit borrowings thereby increasing amounts available under the revolving credit facility; and iii) repaying the remaining unpaid principal of a $10.2 million loan from a prior acquisition. As a result of this issuance, the Company wrote off previously capitalized debt issuance costs of $469,000, net of tax, or approximately $.01 per diluted share, in 1999.

The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with all existing and future indebtedness under (i) capitalized lease obligations, (ii) the Credit Agreement, (iii) indebtedness of the Company for money borrowed and (iv) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the case of clause (iii) or (iv), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes.

Industrial Revenue Bond

In July 1998, a subsidiary of the Company entered into a 10 year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in the Company's operations.

Scheduled principal repayments of outstanding loan balances required as of December 31, 2001 are as follows:

In thousands	
2002	$ 782
2003	1,757
2004	60,772
2005	175,600
2006	263
Future years	2,696
Total	$241,870

10. EMPLOYEE BENEFIT PLANS

In thousands, except percentages As of or for the years ended December 31,	Pension Plans		Postretirement Plans	
	2001	2000	2001	2000
Defined Benefit Plans				
Change in benefit obligation				
Obligation at beginning of year	$(58,409)	$(60,359)	$(20,434)	$(18,595)
Service cost	(1,447)	(1,492)	(240)	(231)
Interest cost	(4,382)	(4,572)	(1,524)	(1,430)
Participant contributions	—	(298)	—	—
Special termination benefits	(1,602)	(2,957)	—	—
Actuarial gain (loss)	(7,732)	(2,505)	(228)	(874)
Benefits paid	4,465	12,895	1,058	696
Expenses paid	292	—		
Effect of currency rate changes	1,576	879	—	—
Obligation at end of year	$(67,239)	$(58,409)	$(21,368)	$(20,434)
Change in plan assets				
Fair value of plan assets at beginning of year	$ 65,710	$ 74,554	—	—
Actual return on plan assets	(4,186)	2,584	—	—
Employer contribution	1,642	2,521	—	—
Participant contributions	41	298	—	—
Benefits paid	(4,389)	(12,895)	—	—
Administrative expenses	(564)	(112)	—	—
Assets assumed through an acquisition	(110)	—		
Effect of currency rate changes	(1,554)	(1,240)	—	—
Fair value of plan assets at end of year	$ 56,590	$ 65,710	—	—
Funded status				
Funded status at year end	$(10,649)	$ 7,301	(21,368)	(20,434)
Unrecognized net actuarial (gain) loss	14,687	(3,305)	1,342	1,112
Unrecognized prior service cost	3,720	2,806	31	(26)
Unrecognized transition obligation	—	—	238	259
Prepaid (accrued) benefit cost	$ 7,758	$ 6,802	$(19,757)	$(19,089)
Amounts recognized in the statement of financial position include:				
Prepaid pension cost	$ 1,449	$ 7,100	$ —	$ —
Reserve for postretirement and pension benefits	(7,787)	(298)	(19,757)	(19,089)
Intangible asset	3,473	—	—	—
Accumulated other comprehensive loss	10,623	—	—	—
Prepaid (accrued) benefit cost	$ 7,758	$ 6,802	$(19,757)	$(19,089)

	Pension Plans			Postretirement Plans		
	2001	2000	1999	2001	2000	1999
Net periodic benefit cost						
Service cost	$ 1,447	$ 1,492	$ 1,746	240	231	$ 337
Interest cost	4,382	4,572	4,231	1,524	1,430	1,364
Expected return on plan assets	(5,846)	(6,708)	(6,045)	—	—	—
Net amortization/deferrals	680	219	734	(3)	69	233
Net periodic benefit (income) cost	$ 663	$ (425)	$ 666	$1,761	$1,730	$1,934
Assumptions						
Discount rate	7%	7.25%	7.75%	7.5%	7.5%	8%
Expected long-term rate of return	9%	9%	9%	na	na	na
Rate of compensation increase	5%	5%	5%	na	na	na

A 1% change in the assumed health care cost trend rate will change the amount of expense recognized for the postretirement plans by approximately $466,000 for each future year, and change the accumulated postretirement benefit obligation by approximately $2.8 million.

The composition of plan assets consists primarily of equities, corporate bonds, governmental notes and temporary investments.

In 2001 and 2000, as a result of an early retirement package offered to certain union employees, the Company incurred charges of approximately $1.6 million and $3 million, respectively, reflected above as a special termination benefit.

Included in the above table, the Company had benefit plans which had $1.4 million of plan assets that were in excess of pension plan benefit obligations at December 31, 2001 (the total of which was pension plan benefit obligation in excess of plan assets) and a $0.3 million pension plan benefit obligation that was in excess of plan assets at December 31, 2000 (the total of which was plan assets in excess of pension plan benefit obligation).

Defined Contribution Plans

Costs recognized under multi-employer and other defined contribution plans are summarized as follows:

In thousands	2001	2000	1999
Multi-employer pension and health & welfare plans	$ 994	$1,152	$1,256
401(k) savings and other defined contribution plans	8,172	5,371	776
Employee stock ownership plan (ESOP)	—	1,315	4,078
Total	$9,166	$7,838	$6,110

The Company sponsors defined benefit pension plans that cover certain U.S. and Canadian employees and provide benefits of stated amounts for each year of service of the employee. In connection with the establishment of the Employee Stock Ownership Plan and Trust (see Note 11) in January 1995, the pension plan for U.S. salaried employees was modified to eliminate any credit (or accrual) for current service costs for any future periods, effective March 31, 1995.

The Company's funding methods, which are primarily based on the ERISA requirements, differ from those used to recognize pension expense, which is primarily based on the projected unit credit method applied in the accompanying financial statements.

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for substantially all U.S. employees. In conjunction with the establishment of the ESOP in January 1995 (see Note

11), the postretirement health care and life insurance benefits for salaried employees were modified to discontinue benefits for employees who had not attained the age of 50 by March 31, 1995. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company also participates in a variety of defined contribution, 401(k) and multiemployer pension, health and welfare plans. Additionally, the Company has stock option-based benefit and other plans further described in Note 14.

11. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP)

Effective January 31, 1995, the Company established the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust (ESOP) to enable participating employees to obtain ownership interests in the Company. Employees eligible to participate in the ESOP primarily include the salaried U.S. employees and, as described in Note 10, the ESOP contributions were intended to supplement or replace other salaried employee benefit plans.

In connection with the establishment of the ESOP, the Company made a $140 million loan to the ESOP, which was used to purchase 9,336,000 shares of the Company's outstanding common stock. The ESOP loan initially had a term of 50 years with interest at 8.5% and was collateralized by the shares purchased by the ESOP. Company contributions to the ESOP were used to repay the ESOP loan's annual debt service requirements of approximately $12 million. The Company was obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP used such Company contributions to repay the ESOP loan. Approximately 187,000 shares were to be allocated annually to participants over a 50-year period. These transactions occurred simultaneously and, for accounting purposes, offset each other. Allocated ESOP shares through August 1, 2000 were approximately 1.1 million shares.

The Company terminated all contributions to the ESOP effective August 1, 2000 and has now received all regulatory approvals whereby allocated shares will be distributed to the participants 401(k) accounts and the unallocated shares will be returned to the Company in exchange for forgiveness of the ESOP loan.

Also in 2000, the Company incurred a $5.1 million non-cash charge for the write-off of the related deferred tax asset, due to its ESOP tax benefits. These benefits, which would have been realized had the ESOP continued, will not be utilized in future periods. This charge is reported within the caption "Income tax expense" in the consolidated statement of operations.

12. INCOME TAXES

The components of the income from continuing operations before provision for income taxes for the Company's domestic and foreign operations for the years ended December 31 are provided below:

In thousands	Year ended December 31, 2001	2000	1999
Domestic	$10,287	$24,740	$28,410
Foreign	8,140	13,178	17,780
Income from continuing operations	$18,427	$37,918	$46,190

The consolidated provision (credit) for income taxes included in the Statement of Income for the years ended December 31 consisted of the following:

In thousands	Year ended December 31, 2001	2000	1999
Current taxes			
Federal	$28,703	—	$11,832
State	4,919	1,009	2,201
Foreign	3,345	8,999	10,535
	$36,967	$10,008	24,568
Deferred taxes			
Federal	1,106	8,669	2,596
State	287	749	(1,020)
Foreign	(325)	2,776	6,613
	1,068	12,194	8,189
Total provision	$38,035	$22,202	$32,757

Consolidated income tax provision (credit) is included in the Statement of Income as follows:

	Year ended December 31, 2001	2000	1999
Continuing operations	$ 4,465	$18,718	$21,687
Income from discontinued operations	33,570	3,484	11,870
Extraordinary loss on extinguishment of debt	—	—	(800)
Total provision	$38,035	$22,202	$32,757

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate on continuing operations for the years ended December 31 is provided below:

	Year ended December 31,		
	2001	2000	1999
U. S. federal statutory rate	35.0%	35.0%	35.0%
State taxes	3.6	3.2	3.2
Foreign	0.4	2.2	0.8
Valuation allowance	—	—	(1.3)
Merger and restructuring charge	—	—	11.3
ESOP	—	10.6	—
Research and development credit	(15.9)	—	—
Other, net	1.1	(1.6)	(2.1)
Effective rate	24.2%	49.4%	46.9%

Research and development credit related to both credits claimed in the current period and refund claims filed with amended returns for the prior periods.

Components of deferred tax assets and liabilities were as follows:

	December 31,	
In thousands	2001	2000
Accrued expenses and reserves	$ 13,696	$ 9,083
Employee benefits/pension	14,346	10,730
Inventory	5,911	3,295
Accrued warranty	5,951	7,455
Restructuring reserve	2,730	3,842
Deferred debt costs	1,316	1,405
Net operating loss	3,304	6,690
Plant, equipment and intangibles	(21,728)	(20,678)
Underbillings	—	(7,815)
Other	870	1,301
	26,396	15,308
Valuation allowance	(8,641)	(8,641)
Net deferred tax assets	$ 17,755	$ 6,667

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for certain net operating loss carryforwards and for losses anticipated to produce no tax benefit. Although realization of the net deferred tax asset is not assured, management believes that it is more likely than not that the net deferred tax asset will be realized.

The Company's net operating loss carryforward for the year ended December 31, 2001 is $8.6 million, and will expire in 2010.

13. EARNINGS PER SHARE

The computation of earnings per share is as follows:

In thousands, except per share	Year ended December 31,		
	2001	2000	1999
Basic			
Income before extraordinary item applicable to common shareholders	$61,780	$25,393	$37,942
Divided by:			
Weighted average shares outstanding	42,949	43,318	43,287
Basic earnings per share before extraordinary item	$ 1.44	$ 0.59	$ 0.88
Diluted			
Income before extraordinary item applicable to common shareholders	$61,780	$25,393	$37,942
Divided by the sum of:			
Weighted average shares outstanding	42,949	43,318	43,287
Assumed conversion of dilutive stock options	249	64	947
Diluted shares outstanding	43,198	43,382	44,234
Diluted earnings per share before extraordinary item	$ 1.43	$ 0.59	$ 0.86

Options to purchase approximately 2.8 million, 4.2 million and 700,000 shares of Common Stock were outstanding in 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares.

14. STOCK-BASED COMPENSATION PLANS

Stock Options Under the 2000 Stock Incentive Plan (the 2000 Plan), the Company may grant options to employees for an initial amount of 1.1 million shares of Common Stock. This amount is subject to annual modification based on a formula. Under the formula,

1.5% of total common shares outstanding at the end of the preceding fiscal year (excluding any shares held by the ESOP or the related trust) are added to shares available for grant under the 2000 Plan. Based on the adjustment, the Company had approximately 1.2 million shares available for 2001 grants and has available approximately 1,432,980 shares through the end of fiscal 2002. The shares available for grants on any given date may not exceed 15% of Wabtec's total common shares outstanding (excluding any shares held by the ESOP or the related trust). Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant.

As part of a long-term incentive program, in 1998, the Company granted options to purchase up to 500,020, to certain executives under a plan that preceded the 2000 Plan. The option price is $20 per share. The options vest 100% after eight years and are subject to accelerated vesting after three years if the Company achieves certain earnings targets as established by the compensation committee of the board of directors. No further grants may be made under this plan.

The Company also has a non-employee director's stock option plan under which 500,000 shares of Common Stock are reserved for issuance. Through year-end 2001, the Company granted nonqualified stock options to non-employee directors to purchase a total of 110,000 shares.

Employee Stock Purchase Plan In 1998, the Company adopted an employee discounted stock purchase plan (DSPP). The DSPP had 500,000 shares available for issuance. Participants can purchase the Company's common stock at 85% of the lesser of fair market value on the first or last day of each offering period. Stock outstanding under this plan at December 31, 2001 was 157,951 shares.

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized under these plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards, the Company's net income and earnings per share would be as set forth in the following table. For purposes of pro forma disclosures, the estimated fair value is amortized to expense over the options' vesting period.

In thousands, except per share	Year ended December 31,		
	2001	2000	1999
Net income			
As reported	$61,780	$25,393	$36,623
Pro forma	58,691	20,601	31,996
Diluted earnings per share			
As reported	$ 1.43	$ 0.59	$ 0.83
Pro forma	1.36	0.47	0.72

Since compensation expense associated with option grants would be recognized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma net income is not representative of the potential impact on pro forma net income in future years. In each subsequent year, pro forma compensation expense would include the effect of recognizing a portion of compensation expense from multiple awards.

For purposes of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,		
	2001	2000	1999
Dividend yield	.30%	.40%	.30%
Risk-free interest rate	5.9%	5.090%	5.875%
Stock price volatility	47.30	46.74	36.58
Expected life (years)	5.0	5.0	5.0

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which are significantly different than employee stock options. Although this valuation model is an acceptable method for use in presenting pro forma information, because of the differences in traded options and employee stock options, the Black-Scholes model does not necessarily provide a single measure of the fair value of employee stock options.

A summary of the Company's stock option activity and related information for the years indicated follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning of year	5,389,397	$14.74	4,977,008	$15.14	5,340,182	$16.29
Granted	512,212	13.22	1,310,000	10.81	173,642	24.33
Exercised	(210,660)	10.40	(581,318)	6.20	(361,664)	11.64
Canceled	(1,091,014)	19.00	(316,293)	20.82	(175,152)	15.03
End of year	4,599,935	$13.76	5,389,397	$14.74	4,977,008	$15.14
Exercisable at end of year	3,738,562		3,621,317		3,958,854	
Available for future grant	1,432,980		1,150,078		678,028	
Weighted average fair value of options granted during the year	$5.98		$5.97		$9.04	

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding As of 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As of 12/31/01
$ 3.86—$ 8.63	91,191	4.1	$ 5.16	87,858
$ 9.54—$ 9.54	625,000	8.9	9.54	234,016
$ 9.88—$10.86	463,775	5.9	10.64	404,611
$11.00—$12.75	663,793	6.9	12.11	416,139
$13.18—$13.97	463,271	9.4	13.23	305,533
$14.00—$14.00	1,372,631	4.0	14.00	1,372,631
$14.63—$19.91	249,000	4.0	17.60	247,500
$20.00—$20.00	516,080	6.8	20.00	516,080
$20.09—$31.63	155,194	6.4	24.86	154,194
	4,599,935	6.2	$13.76	3,738,562

Restricted Stock Award In February of 2001, the Company awarded to two officers 4,920 shares of restricted Common Stock in lieu of a cash bonus for 2000. The shares must be held for one year before they can be sold.

15. OPERATING LEASES

The Company leases office and manufacturing facilities under operating leases with terms ranging from one to fifteen years, excluding renewal options.

The Company has sold remanufactured locomotives to various financial institutions and leased them back under operating leases with terms from five to 20 years.

Total net rental expense charged to operations in 2001, 2000, and 1999 was $5.7 million, $6.3 million and $6.8 million, respectively. Certain of the Company's equipment rental obligations under operating leases pertain to locomotives, which are subleased to customers under both short-term and long-term agreements. The amounts above are shown net of sublease rentals of $2.8 million, $4 million and $4.5 million for the years 2001, 2000 and 1999, respectively.

Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

In thousands Year	Real Estate	Equipment	Sublease Rentals	Total
2002	$3,762	$ 4,842	$(2,952)	$ 5,652
2003	3,080	4,509	(2,873)	4,716
2004	2,329	4,160	(2,504)	3,985
2005	1,984	3,772	(2,375)	3,381
2006	1,957	3,721	(2,310)	3,368
2007 and after	8,464	3,976	(3,077)	9,363

16. STOCKHOLDERS' AGREEMENTS

As of December 31, 2001, the approximate ownership interests in the Company's Common Stock are held by management (11%), the ESOP (21%), the investors consisting of Vestar Equity Partners, L.P., Charlesbank Equity Fund II, Limited Partnership, and American Industrial Partners Capital Fund II, L.P. (13%), and all others including public shareholders (55%).

A Stockholders Agreement exists between management and the investors referred to above that provides for, among other things, the composition of the Board of Directors as long as certain minimum stock ownership percentages are maintained, restrictions on the disposition of shares and rights to request the registration of the shares.

The shares held by the ESOP (established January 31, 1995) are subject to the terms of the related ESOP Loan Agreement, Employee Stock Ownership Trust Agreement, Employee Stock Ownership Plan and the Pledge Agreement. Although the ESOP has terminated, the unallocated shares remain with the trustee until all regulatory and administrative actions are completed. The ESOP is further described in Note 11.

17. PREFERRED STOCK

The Company's authorized capital stock includes 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, without any further vote or action by the Company's shareholders. The rights and preferences of the preferred stock would be superior to those of the common stock. At December 31, 2001 and 2000 there was no preferred stock issued or outstanding.

18. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. The Company believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Under the terms of the purchase agreement and related documents for the 1990 Acquisition, American Standard, Inc. ("ASI"), has indemnified the Company for certain items including, among others, environmental claims. The indemnification provisions of the agreement expired at various dates through 2000, except for those claims, which were timely asserted, which continue until resolved. If ASI was unable to honor or meet these indemnifications, the Company would be responsible for such items. In the opinion of management, ASI currently has the ability to meet its indemnification obligations.

The Company has been named, along with other parties, as a Potentially Responsible Party (PRP) under the North Carolina Inactive Sites Response Act because of an alleged release or threat of release of hazardous substances at the "Old James Landfill" site in North Carolina. The Company believes unreimbursed costs, if any, associated with the cleanup activities at this site will not be material, and as a result of the indemnification provisions referred to above and an insurance policy from Rocky Mountain International Insurance Ltd., which has acknowledged coverage and is currently paying on the claim, the Company has not established a reserve for such costs.

The Company's and its affiliates' operations do not use and their products do not contain any asbestos. Asbestos actions have been filed against the Company and certain of its affiliates. Consistent with the experience of others, the number of claims have increased in recent years. However, it is important to note that these asbestos claims involve products sold prior to the 1990 formation of the Company. The Company and its affiliates have not incurred any significant costs related to these asbestos claims. The claims are covered by insurance or are subject to indemnity from the companies who manufactured or sold the products in question. Management believes that these claims will not be material; and accordingly, the financial statements do not reflect any costs or reserves for such claims.

BOISE, IDAHO

The Company is subject to a RCRA Part B Closure Permit ("the Permit") issued by the Environmental Protection Agency (EPA) and the Idaho Department of Health and Welfare, Division of Environmental

Quality relating to the monitoring and treatment of groundwater contamination on, and adjacent to, the Boise Locomotive Company facility. In compliance with the Permit, the Company has completed the first phase of an accelerated plan for the treatment of contaminated groundwater, and continues onsite and offsite monitoring for hazardous constituents. The Company has accrued $1.1 million at December 31, 2001, the estimated remaining costs for remediation. The Company was in compliance with the Permit at December 31, 2001.

MOUNTAINTOP, PENNSYLVANIA

Foster Wheeler Energy Corporation ("FWEC") the seller of the Mountaintop property to the predecessor of one of the Company's subsidiaries in 1989, agreed to indemnify the Company's predecessor and its successors and assigns against certain identified environmental liabilities for which FWEC executed a Consent Order Agreement with the Pennsylvania Department of Environmental Protection (PADEP) and EPA. Management believes that this indemnification arrangement is enforceable for the benefit of the Company and that FWEC has the financial resources to honor its obligations under this indemnification arrangement.

MATTOON, ILLINOIS

Prior to the Company's acquisition of Young Radiator, Young agreed to clean up alleged contamination on a prior production site in Mattoon, Ill. The Company is in the process of remediating the site with the state of Illinois and now estimates the costs to remediate the site to be approximately $613,000, which has been accrued at December 31, 2001.

RACINE, WISCONSIN

Young ceased manufacturing operations at its Racine facility in the early 1990's. Investigations prior to the acquisition of Young revealed some levels of contamination on the Racine property and the Company has begun remediation efforts. The Company has initiated a comprehensive site evaluation with the state of Wisconsin and believes this governing body is generally in agreement with the findings. The Company has accrued approximately $546,000 at December 31, 2001 as its estimate of remaining restoration costs.

GE HARRIS

On November 3, 2000 the company settled the suit brought against it by GE-Harris Railway Electronics, L.L.C. and GE-Harris Railway Electronics Services, L.L.C. (collectively, "GE-Harris"). In exchange for settlement of the suit, the Company agreed to deliver $2 million worth of products for GE-Harris by December 15, 2000, which the Company expensed in the fourth quarter of 2000. In addition, the Company paid GE-Harris $7 million in exchange for a license of certain intellectual property.

The Company has other contingent obligations relating to certain sales leaseback transactions for which reserves have been established.

From time to time the Company is involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its financial condition, results of operations or liquidity.

19. SEGMENT INFORMATION

Wabtec has two reportable segments — the Freight Group and the Transit Group. The key factors used to identify these reportable segments are the organization and alignment of the Company's internal operations, the nature of the products and services and customer type. The business segments are:

Freight Group manufactures products and provides services geared to the production and operation of freight cars and locomotives, including braking control equipment, engines, on-board electronic systems and train coupler equipment. Revenues are derived from OEM and locomotive overhauls, aftermarket sales and from freight car repairs and services. All of the assets sold to GETS were part of the Freight Group.

Transit Group consists of products for passenger transit vehicles (typically subways, rail and buses) that include braking and monitoring systems, climate control and door equipment that are engineered to meet individual customer specifications. Revenues are derived from OEM and aftermarket sales as well as from repairs and services.

The Company evaluates its business segments' operating results based on income from operations before merger and restructuring charges. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses and other items have not been allocated to business segments, the results in the below tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for 2001 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$490,261	$293,437	—	—	$ 783,698
Intersegment sales/(elimination)	10,160	788	(10,948)		—
Total sales	$500,421	$294,225	$(10,948)	—	$ 783,698
Income from operations	$ 58,989	$ 32,390	$(33,598)	$ (3,723)	$ 54,058
Interest expense and other	—	—	(35,631)	—	(35,631)
Income before income taxes and extraordinary item	$ 58,989	$ 32,390	$(69,229)	$ (3,723)	$ 18,427
Depreciation and amortization	$ 23,234	$ 7,337	$ 2,490	—	$ 33,061
Capital expenditures	14,048	4,469	2,157	—	20,674
Segment assets	477,983	175,028	76,941	—	729,952

Segment financial information for 2000 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$532,889	$278,289	—	—	$811,178
Intersegment sales/(elimination)	10,189	570	(10,759)		—
Total sales	$543,078	$278,859	$(10,759)	—	$811,178
Income from operations	$ 87,919	$ 27,440	$(17,353)	$(20,215)	$ 77,791
Interest expense and other	—	—	(39,873)	—	(39,873)
Income before income taxes and extraordinary item	$ 87,919	$ 27,440	$(57,226)	$(20,215)	$ 37,918
Depreciation and amortization	$ 21,896	$ 7,971	$ 2,549	—	$ 32,416
Capital expenditures	13,679	6,742	2,752	—	23,173
Segment assets	734,378	197,487	52,182	—	984,047

Segment financial information for 1999 is as follows:

In thousands	Freight Group	Transit Group	Corporate Activities	Merger and Restructuring	Total
Sales to external customers	$605,877	$238,202	—	—	$844,079
Intersegment sales/(elimination)	26,614	—	$(26,614)	—	—
Total sales	$632,491	$238,202	$(26,614)	—	$844,079
Income from operations	$133,348	$ 21,279	$(18,763)	$(48,112)	$ 87,752
Interest expense and other	—	—	(41,562)	—	(41,562)
Income before income taxes and extraordinary item	$133,348	$ 21,279	$(60,325)	$(48,112)	$ 46,190
Depreciation and amortization	$ 23,278	$ 8,191	$ 1,823	—	$ 33,292
Capital expenditures	14,007	9,364	696	—	24,067
Segment assets	757,171	208,106	31,399	—	996,676

In 2001 and 2000, $530,000 and $2 million, $15.2 million and $235,000 of the above merger and restructuring costs related to the Freight Group and Transit Group, respectively. In 1999, the merger and restructuring charge primarily related to costs of the merger between WABCO and MotivePower, the consolidation of the corporate headquarters and the elimination of duplicate corporate functions.

The following geographic area data include net sales based on product shipment destination. Long-lived assets consists of plant, property and equipment, net of depreciation, which are resident in their respective countries.

In thousands	Net Sales			Long-Lived Assets		
Year ended December 31,	2001	2000	1999	2001	2000	1999
United States	$ 582,655	$ 620,094	$ 656,399	$115,583	$146,576	$156,106
Canada	73,177	92,001	83,746	32,963	40,136	42,661
Mexico	8,693	8,911	12,059	10,584	19,852	15,260
Other international	119,173	90,172	91,875	8,565	8,081	8,664
Total	$ 783,698	$ 811,178	$ 844,079	$167,695	$214,645	$222,691

Export sales from the Company's United States operations were $90.3 million, $98.9 million and $93.6 million for the years ending December 31, 2001, 2000 and 1999, respectively. The following data reflects income from operations, including merger and restructuring related charges by major geographic area, attributed to the Company's operations within each of the following countries or regions.

In thousands	Income from Operations		
Year ended December 31,	2001	2000	1999
United States	$41,007	$54,331	$52,147
Canada	6,412	17,432	20,681
Mexico	(2,467)	168	6,224
Other international	9,106	5,860	8,700
Total	$54,058	$77,791	$87,752

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments approximate their related carrying values, except for the following:

	2001		2000	
In thousands	Carry Value	Fair Value	Carry Value	Fair Value
9.375% Senior Notes	$(175,000)	$(173,250)	$(175,000)	$(168,000)
Interest rate swaps	—	(3,914)	—	(1,900)

Fair values of the fixed rate obligations were estimated using discounted cash flow analyses. The fair value of the Company's interest rate swaps (see Note 9) were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the swap agreements.

21. SELECTED QUARTERLY FINANCIAL DATA

In thousands, except per share data	(Unaudited) First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	$215,305	$194,117	$185,854	$188,422
Gross profit	61,413	53,577	47,782	47,154
Operating income	24,493	18,574	10,932	59
Income (loss) from continuing operations before taxes	12,608	9,618	2,821	(6,620)
Income from discontinued operations (net of tax)	2,292	1,583	2,576	41,367
Net income	10,362	7,961	6,393	37,064
Diluted earnings (loss) from continuing operations per common share	$ 0.19	$ 0.14	$ 0.09	$ (0.10)
2000				
Net sales	$206,379	$206,068	$196,175	$202,556
Gross profit	64,752	58,805	55,810	56,295
Operating income	26,839	19,685	14,792	16,475
Income from continuing operations before taxes	20,743	8,971	2,952	5,252
Income (loss) from discontinued operations (net of tax)	3,134	2,282	(352)	1,129
Net income (loss)	16,410	8,023	(3,529)	4,489
Diluted earnings (loss) from continuing operations per common share	$ 0.32	$ 0.13	$ (0.08)	$ 0.08

Results have been restated for the 2001 sale of certain locomotive assets to GE and for other businesses the Company is exiting. These businesses are classified as discontinued operations.

The Company recorded restructuring-related costs of approximately $854,000 or $0.01 in the first quarter of 2001, $1.1 million or $0.02, $1.6 million or $0.02, and $192,000 or $0.00, net of tax, per diluted share, in the second, third and fourth quarters of 2001, respectively. The Company also recorded a $2 million, or $0.05, per diluted share research and development tax credit in the third quarter of 2001. In the fourth quarter of 2001, the Company recorded a $9.3 million, or $0.14, net of tax, per diluted share charge for asset writedowns, consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, a $1.7 million, or $0.03, net of tax, per diluted share charge for severance related to a ten percent salary headcount reduction, and a $685,000, or $0.01, net of tax, per diluted share gain on the sale of unused facilities.

The Company recorded restructuring-related costs of approximately $1.9 million or $0.03 in the first quarter of 2000, $4.8 million or $0.07, $6.9 million or $0.10, and $4.5 million or $0.07, net of tax, per diluted share, in the second, third and fourth quarters of 2001, respectively. The Company also recorded a $4.4 million, or $0.07, net of tax, per diluted share gain on sale of a product line in the second quarter of 2001. In the third quarter of 2001, in conjunction with the ESOP termination, the Company incurred a $5.1 million non-cash, or $0.12 per diluted share charge, for the write-off of the related deferred tax asset. Also during the fourth quarter of 2001, the Company recorded a $2 million, or $0.03, net of tax, per diluted share charge for a legal settlement.

22. MERGER AND RESTRUCTURING CHARGE

In 2001, the Company completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $49 million of the charge expensed in 1999, $20 million in 2000 and $2 million in 2001. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to the Company.

As of December 31, 2001, $3.2 million of the merger and restructuring charge was still remaining as accrued on the balance sheet. The table below identifies the significant components of the charge and reflects the accrual balance at that date.

In thousands	Lease Impairments and Asset Writedowns	Severance	Facility Relocation	Other	Total
Beginning balance, January 1, 2001	$5,961	$ —	$ —	$296	$6,257
Amounts provided in 2001	—	2,942	379	402	3,723
Amounts paid in 2001	(3,503)	(2,417)	(379)	(529)	(6,828)
Balance at December 31, 2001	$2,458	$ 525	$ —	$169	$3,152

The lease impairment charges and asset writedowns are associated with the Company's closing of the plants noted, the relocation of the corporate headquarters, and the Company's evaluation of certain assets where projected cash flows from such assets over their remaining lives are estimated to be less than their carrying values. The other category represents other related costs that have been incurred and not yet paid as of December 31, 2001.

The Company began and completed a new restructuring plan for the Transit rail business in 2001. The Company estimates synergies from the plan will yield approximately $3 million of pre-tax cost savings in 2002 and beyond, with such benefits realized through reduced cost of sales and reduced selling, general and administrative expenses. The restructuring plan involved operational realignment and related workforce reductions. The charges to complete the restructuring plan totaled $2 million pre-tax.

The $2 million charge included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 103 employees.

23. CONTRACT UNDERBILLINGS

The Company had a long-term contract to provide maintenance and other locomotive services, which was part of the assets sold to GE. Details relative to cumulative costs incurred and revenues recognized were as follows:

In thousands	December 31, 2001	December 31, 2000
Costs incurred	$ —	$ 248,865
Estimated earnings	—	60,798
	—	309,663
Less billings to date	—	(285,765)
Total contract underbillings	$ —	$ 23,898

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By /s/ GREGORY T. H. DAVIES

Gregory T. H. Davies, Chief Executive Officer
Date: March 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities indicated and on the dates indicated.

Signature and Title	Date
/s/ WILLIAM E. KASSLING William E. Kassling, Chairman of the Board	March 26, 2002
/s/ GREGORY T. H. DAVIES Gregory T. H. Davies, President, Chief Executive Officer and Director	March 26, 2002
/s/ ROBERT J. BROOKS Robert J. Brooks, Chief Financial Officer, Chief Accounting Officer and Director	March 26, 2002
/s/ KIM G. DAVIS Kim G. Davis, Director	March 26, 2002
/s/ EMILIO A. FERNANDEZ Emilio A. Fernandez, Director	March 26, 2002
/s/ LEE B. FOSTER, II Lee B. Foster, Director	March 26, 2002
/s/ JAMES P. KELLEY James P. Kelley, Director	March 26, 2002
/s/ JAMES P. MISCOLL James P. Miscoll, Director	March 26, 2002
/s/ JAMES V. NAPIER James V. Napier, Director	March 26, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Westinghouse Air Brake Technologies Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Westinghouse Air Brake Technologies Corporation included in this Form 10-K, and have issued our report thereon dated February 18, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index in Item 14(a) 2 of this Form 10-K is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
February 18, 2002

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For each of the three years ended December 31

In thousands	Balance at beginning of period	Charged/ (credited) to expense	Charged to other accounts (1)	Deductions from reserves (2)	Balance at end of period
2001					
Warranty and overhaul reserves	$23,482	$19,821	$(6,658)	$21,272	$15,373
Allowance for doubtful accounts	3,949	2,151	(1,287)	2,519	2,294
Valuation allowance-taxes	8,641	—	—	—	8,641
Inventory reserves	17,309	8,569	(3,689)	8,961	13,228
Merger and restructuring reserve	6,257	3,723	—	(6,828)	3,152
2000					
Warranty and overhaul reserves	$26,832	$16,352	$ —	$19,702	$23,482
Allowance for doubtful accounts	3,983	639	—	673	3,949
Valuation allowance- taxes	8,641	—	—	—	8,641
Inventory reserves	21,543	8,261	252	12,747	17,309
Merger and restructuring reserve	8,705	1,463	—	3,911	6,257
1999					
Warranty and overhaul reserves	$22,985	$10,805	$ 4,813	$11,771	$26,832
Allowance for doubtful accounts	3,530	1,409	117	1,073	3,983
Valuation allowance-taxes	17,204	—	7,163	1,400	8,641
Inventory reserves	16,862	14,480	886	10,685	21,543
Merger and restructuring reserve	—	50,184	—	41,479	8,705

(1) Reserves of acquired/(sold) companies

(2) Actual disbursements and/or charges

EXHIBITS

	Exhibits	Filing Method
2.1	Amended and Restated Agreement and Plan of Merger, as amended (originally included as Annex A to the Joint Proxy Statement/Prospectus)	8
3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended March 30, 1995	2
3.3	Amended and Restated By-Laws of the Company, effective November 19, 1999	8
4.1	Form of Indenture between the Company and The Bank of New York with respect to the public offering of $100,000,000 of 9⅜% Senior Notes due 2005	2
4.2	Form of Note (included in Exhibit 4.1)	2
4.3	First Supplemental Indenture dated as of March 21, 1997 between the Company and The Bank of New York	5
4.4	Indenture dated as of January 12, 1999 by and between the Company and The Bank of New York with respect to the private offering of $75,000,000 of 9⅜% Senior Notes due 2005, Series B	7
4.5	Form of Note (included in Exhibit 4.4)	7
10.1	MotivePower Stock Option Agreement (originally included as Annex B to the Joint Proxy Statement/Prospectus)	8
10.2	Westinghouse Air Brake Stock Option Agreement (originally included as Annex C to the Joint Proxy Statement/Prospectus)	8
10.3	Voting Agreement dated as of September 26, 1999 among William E. Kassling, Robert J. Brooks, Harvard Private Capital Holdings, Inc., Vestar Equity Partners, L.P. and MotivePower Industries, Inc. (originally included as Annex D to the Joint Proxy Statement/Prospectus)	8
10.5	Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust, effective January 31, 1995	2
10.6	ESOP Loan Agreement dated January 31, 1995 between Westinghouse Air Brake Company Employee Stock Ownership Trust ("ESOP") and the Company (Exhibits omitted)	2
10.7	Employee Stock Ownership Trust Agreement dated January 31, 1995 between the Company and U.S. Trust Company of California, N.A.	2
10.8	Pledge Agreement dated January 31, 1995 between ESOT and the Company	2
10.9	Amended and Restated Refinancing Credit Agreement dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York (Schedules and Exhibits omitted)	9
10.10	Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the RAC Voting Trust ("Voting Trust"), Vestar Equity Partners, L.P. ("Vestar Equity"), Harvard Private Capital Holdings, Inc. ("Harvard"), American Industrial Partners Capital Fund II, L.P. ("AIP") and the Company	5
10.11	Common Stock Registration Rights Agreement dated as of January 31, 1995 among the Company, Scandinavian Incentive Holding B.V. ("SIH"), Voting Trust, Vestar Equity, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc., the Pulse Shareholders and ESOT (Schedules and Exhibits omitted)	2
10.12	Indemnification Agreement dated January 31, 1995 between the Company and the Voting Trust Trustees	2

	Exhibits	Filing Method
10.13	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc., dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.14	Letter Agreement (undated) between the Company and American Standard Inc. on environmental costs and sharing	2
10.15	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.16	Asset Purchase Agreement dated as of January 23, 1995 among the Company, Pulse Acquisition Corporation, Pulse Electronics, Inc., Pulse Embedded Computer Systems, Inc. and the Pulse Shareholders (Schedules and Exhibits omitted)	2
10.17	License Agreement dated as of December 31, 1993 between SAB WABCO Holdings B.V. and the Company	2
10.18	Letter Agreement dated as of January 19, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.19	Westinghouse Air Brake Company 1995 Stock Incentive Plan, as amended	7
10.20	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	9
10.21	Employment Agreement between William E. Kassling and the Company	2
10.22	Letter Agreement dated as of January 1, 1995 between the Company and Vestar Capital Partners, Inc.	2
10.23	Form of Indemnification Agreement between the Company and Authorized Representatives	2
10.24	Share Purchase Agreement between Futuris Corporation Limited and the Company (Exhibits omitted)	2
10.25	Purchase Agreement dated as of September 19, 1996 by and among Mark IV Industries, Inc., Mark IV PLC, and W&P Holding Corp. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.01)	3
10.26	Purchase Agreement dated as of September 19,1996 by and among Mark IV Industries Limited and Westinghouse Railway Holdings (Canada) Inc. (Exhibits and Schedules omitted) (Originally filed as Exhibit No. 2.02)	3
10.27	Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of March 5, 1997 among the Voting Trust, Vestar, Harvard, AIP and the Company	5
10.28	Common Stock Registration Rights Agreement dated as of March 5, 1997 among the Company, Harvard, AIP and the Voting Trust	5
10.29	1998 Employee Stock Purchase Plan	7
10.30	Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Schedules and Exhibits omitted) (Originally filed as Exhibit No. 2.01)	6
10.31	Amendment No. 1 dated as of October 5, 1998 to Sale Agreement dated as of August 7, 1998 by and between Rockwell Collins, Inc. and the Company (Originally filed as Exhibit No. 2.02)	6
10.32	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan	10

Exhibits		Filing Method
10.33	Amendment No. 1, dated as of November 16, 2000, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999 among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	11
10.34	Amendment No. 2, dated as of March 30, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.35	Amendment No. 3, dated as of July 18, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association and ABN AMRO Bank N.V. as bookrunner and co-syndication agent, The Bank of New York, as co-syndication agent, The Chase Manhattan Bank as administrative agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.36	Amendment No. 4, dated as of September 17, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, The Chase Manhattan Bank as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, LaSalle Bank National Association, The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1

	Exhibits	Filing Method
10.37	Amendment No. 5, dated as of November 14, 2001, by and among the Company and the Guarantors from Time to Time Party Thereto, and the Banks From Time to Time Party Thereto, and LaSalle Bank National Association as bookrunner and co-syndication agent, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank) as administrative agent, The Bank of New York, as co-syndication agent, Mellon Bank, N.A., as documentation agent, and The Chase Manhattan Bank USA, N.A., (successor in interest to Chase Manhattan Bank Delaware), as an issuing bank, to the Amended and Restated Refinancing Credit Agreement, dated as of November 19, 1999, as amended, among the Company, various financial institutions, ABN AMRO Bank N.V., The Chase Manhattan Bank, and The Bank of New York which was filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 (Exhibits omitted)	1
10.38	Asset Purchase Agreement, by and between General Electric Company, through its GE Transportation Systems business and Westinghouse Air Brake Technologies Corporation, dated as of July 24, 2001	12
21	List of subsidiaries of the Company	1
23	Consent of Arthur Andersen LLP	1
99	Annual Report on Form 11-K for the year ended December 31, 2000 of the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust	11
99.1	Annual Report on Form 11-K for the year ended December 31, 2001 of the Westinghouse Air Brake Company Employee Stock Ownership Plan and Trust	1
99.2	Annual Report on Form 11-K for the year ended December 31, 2001 of the Westinghouse Air Brake Company Savings Plan	1
99.3	Arthur Andersen LLP Quality Control Letter	1

Filing Method

1	Filed herewith.
2	Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-90866).
3	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 3, 1996.
4	Filed as an exhibit to the Company's Registration Statement on Form S-8 (No. 333-39159).
5	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997.
6	Filed as an exhibit to the Company's Current Report on Form 8-K, dated October 5, 1998.
7	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1998.
8	Filed as part of the Company's Registration Statement on Form S-4 (No. 333-88903).
9	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1999.
10	Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000.
11	Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2000.
12	Filed as an exhibit to the Company's Current Report on Form 8-K, dated November 13, 2001.

BOARD OF DIRECTORS

William E. Kassling[3]
Chairman of the Board
Wabtec Corporation

Emilio A. Fernandez[1,2]
Vice Chairman of the Board
Wabtec Corporation

Gregory T. H. Davies[3]
President and
Chief Executive Officer
Wabtec Corporation

Robert J. Brooks
Executive Vice President
and Chief Financial Officer,
Secretary
Wabtec Corporation

Kim G. Davis[1,2]
Managing Director
Charlesbank Capital Partners LLC

Lee B. Foster II[2]
Chairman
L.B. Foster Co.

James P. Kelley[3]
Managing Director
Vestar Capital Partners, Inc.

James P. Miscoll[1]
Retired Vice Chairman
Bank of America

James V. Napier[2]
Chairman of the Board
Scientific Atlanta, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee

CORPORATE MANAGEMENT

William E. Kassling
Chairman of the Board

Gregory T. H. Davies
President and
Chief Executive Officer

Robert J. Brooks
Executive Vice President
and Chief Financial Officer,
Secretary

Alvaro Garcia-Tunon
Senior Vice President
Finance

Timothy J. Logan
Vice President
International

James E. McClaine
Vice President
Railroad Marketing

Barry L. Pennypacker
Vice President
Quality and Performance
System

Seppo O. Saarinen
Vice President
Product Development

George A. Socher
Vice President
Internal Audit and Taxation

Scott E. Wahlstrom
Vice President
Human Resources

Timothy R. Wesley
Vice President
Investor Relations and
Corporate Communications

OPERATING MANAGEMENT

FREIGHT GROUP

Paul E. Golden
President,
Freight Car Group
Cardwell Westinghouse
Chicago, IL
WABCO Freight Car Products
Stoney Creek, Ontario, Canada
WABCO Locomotive Products
Wilmerding, PA
Wabtec Rubber Products
Greensburg, PA
Wabtec de Mexico
San Luis Potosi, Mexico

Robert C. Bourg
Vice President and
General Manager
Locomotive Products

Robert D. Dimsa
Vice President and
General Manager
Freight Car Pneumatics

James C. Hoffner
Vice President and
General Manager
Wabtec Global Services
Wilmerding, PA
Wabtec Service Centers
Carson City, NV
Chicago, IL
Columbia, SC
Kansas City, MO
Wabtec Transportation Technologies
Boulder, CO

James C. Pontious
Vice President
Special Projects – Ramp Car

Gary P. Prasser
Vice President
Manufacturing
Freight Car Group

Robert P. Haag
President
Wabtec Railway Electronics
Germantown, MD
Cedar Rapids, IA
Calgary, Alberta, Canada

James R. Jenkins II
President
Young Touchstone
Jackson, TN
Lexington, TN
Racine, WI

John D. Meehan
Managing Director
Wabtec Rail
Doncaster, U.K.

John R. Vickers
Vice President and
General Manager
Wabtec Foundry
Wallaceburg, Ontario, Canada
San Luis Potosi, Mexico

Mark S. Warner
Vice President and
General Manager
MotivePower
Boise, ID

Ronald L. Witt
Managing Director
Wabtec Australia
Sydney, Australia

Anthony J. Carpani
Vice President
Group Executive,
Friction

Frederick J. Grejda
Vice President and
General Manager
Railroad Friction Products Corp.
Laurinburg, NC
Greysham Railway Friction Products
Delhi, India

Jean Pierre Schild
General Manager
Cobra Europe
Schweighouse, France

Peter Turner
Managing Director
Futuris Brakes International
Sydney, Australia
Allied Friction
Melbourne, Australia
Pioneer Friction Products
Calcutta, India

TRANSIT GROUP

John M. Meister
Executive Vice President,
Transit Group
President
WABCO Transit
Spartanburg, SC
Service Centers
Atlanta, GA
Elmsford, NY
Richmond, CA
Sun Valley, CA

Luigi Camellini
Managing Director
H.P.
Sassuolo, Italy

Robert R. Gallant
General Manager
Stone Air
Plattsburgh, NY

Marc Laliberté
Vice President and
General Manager
Vapor Rail
Montreal, Quebec, Canada

Keith N. Nippes
Vice President and
General Manager
Vapor Bus International
Niles, IL
Jinwu Control Systems
Nanjing, China

Anthony J. Walsh
Managing Director
Vapor-Stone U.K.
Burton-On-Trent, U.K.


Wabtec
CORPORATION

1001 Air Brake Avenue
Wilmerding, Pennsylvania 15148
Tel: 412.825.1000
www.wabtec.com

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR

Our transfer agent is responsible for shareholder records, issuance of stock certificates and distribution of dividends and I.R.S. forms 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by communicating directly with our transfer agent and registrar:

Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
Phone: 800.756.3353

STOCK EXCHANGE LISTING

New York Stock Exchange
Ticker Symbol: WAB

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Pittsburgh, PA

GENERAL COUNSEL

Reed Smith LLP
Pittsburgh, PA

FORM 10-K

To obtain a copy of the company's Form 10-K annual report write to:

Investor Relations Department
Wabtec Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

ANNUAL MEETING

May 22, 2002, 11 A.M.
Omni William Penn
Pittsburgh, PA